Exhibit 99.21

NOTICE AND MANAGEMENT INFORMATION CIRCULAR OF
AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 8, 2020

Dated May 1, 2020

LARGO RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders of common shares (“Shares”) of Largo Resources Ltd. (“Largo”) will be held by way of live webcast on June 8, 2020 at 11:00 a.m. (Toronto time), for the following purposes:

1.                          to receive Largo’s audited consolidated financial statements for the years ended December 31, 2019 and 2018 and the auditor’s report thereon;

2.                          to elect the directors of Largo;

3.                          to appoint PricewaterhouseCoopers LLP as Largo’s auditors, to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration;

4.                          to authorize and approve the Company’s Share Compensation Plan, including amendments thereto, and the unallocated entitlements issuable thereunder; and

5.                         to transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

The specific details of the matters to be considered at the Meeting are set forth in the accompanying management information circular.

Due to restrictions relating the Global COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Largo is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with Largo as well as other shareholders. Shareholders will not be able to attend the Meeting in person.

Registered shareholders (being shareholders who hold their Shares directly, registered in their own names) and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/233009732. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to vote at the Meeting.

As a shareholder of Largo, it is very important that you read the accompanying management information circular dated May 1, 2020 (the “Circular”) and other Meeting materials carefully. They contain important information with respect to voting your Shares and attending and participating at the Meeting.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This MUST be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder by 11:00 a.m. (Toronto time) on June 4, 2020. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. In order to register a proxyholder, whether yourself or a third party, shareholders MUST email TSX Trust Company (“TSX Trust”) at tmxeinvestorservices@tmx.com with their proxyholder’s contact information, so that TSX Trust may provide the proxyholder with a Username via email.

If you are a registered shareholder and are unable to attend the Meeting online please date and execute the accompanying form of proxy and return it in the envelope provided to TSX Trust, Largo’s transfer agent, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1 by no later than 11:00 a.m. (Toronto time) on June 4, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

If you are not a registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

Largo’s directors have fixed May 1, 2020 as the record date. Holders of Shares at the close of business on May 1, 2020 are entitled to receive notice of and to vote at the Meeting or any postponement(s) or adjournment(s) thereof.

DATED at Toronto, Ontario this 1st day of May, 2020.

By Order of the Board of Directors

(Signed) “Paulo Misk”
Director and Chief Executive Officer

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	3
VOTING INFORMATION	4
Voting Matters	4
Who Can Vote	4
Voting Your Common Shares at the meeting	4
Voting Your Common Shares by Proxy	6
Voting Shares and Principal Holders	8
MATTERS TO BE ACTED UPON AT THE MEETING	8
1. Financial Statements	8
2. Election of Directors	9
3. Appointment of Auditors	13
4. Share Compensation Plan	14
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	15
Board of Directors	15
Committees of the Board	16
Position Descriptions	18
Orientation and Continuing Education	19
Ethical Business Conduct	19
Nomination of Directors	21
Compensation	21
Succession Planning	22
Assessments	22
Director Term Limits and Other Mechanisms of Board Renewal	23
Policies Regarding the Representation of Women	23
STATEMENT OF EXECUTIVE COMPENSATION	23
EQUITY COMPENSATION PLAN INFORMATION	34
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	41
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	41
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	41
WHERE YOU CAN FIND ADDITIONAL INFORMATION	41
DIRECTORS’ APPROVAL	42
SCHEDULE A ORDINARY RESOLUTION	A-21
SCHEDULE B BOARD MANDATE	B-21
SCHEDULE C AMENDED SHARE COMPENSATION PLAN	C-21

MANAGEMENT INFORMATION CIRCULAR

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Largo Resources Ltd. for use at the annual and special meeting of shareholders (the “Meeting”) to be held by way of live webcast on June 8, 2020 at 11:00 a.m. (Toronto time), or at any postponement(s) or adjournment(s) thereof. See “Voting Information - Voting Your Common Shares at the Meeting — Attending and Participating at the Meeting”.

The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular. No director of the Company has informed management of the Company that he or she intends to oppose any action intended to be taken by management of the Company

References in this Circular to “we”, “us”, “our” and similar terms, as well as references to “Largo”, or the “Company”, refer to Largo Resources Ltd. and references to the “Board” refer to our board of directors.

No person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Forward-Looking Information

Certain statements in this Circular constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (together, “forward-looking information”). The words “scheduled”, “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking information.

Forward-looking information is based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results or affairs to differ materially from those expressed or implied by forward-looking information, including, without limitation, the factors discussed in the “Risk Factors” section of our Annual Information Form. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully. The forward-looking information contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking information contained in this Circular are expressly qualified by this cautionary statement. We caution investors not to rely on forward-looking information contained in this Circular when making an investment decision in our securities. You are encouraged to read our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Please also refer to the section entitled “Cautionary Note Regarding Forward-Looking Information” in the Company’s Annual Information Form for additional details with respect to forward-looking statements.

Date of Information and Currency Presentation

Unless otherwise indicated, the information in this Circular is given as at May 1, 2020.

This Circular contains references to Canadian dollars, United States, Brazilian reals and to the European Euro. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars “$”. United States dollars may be referred to as “United States dollars” or “US$”. Brazilian reals may be referred to as “Brazilian reals” or “R$”, and the

2020 MANAGEMENT INFORMATION CIRCULAR

European Euro may be referred to as “Euro” or “€”. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding.

The following tables set out the average annual exchange rates according to information published by the Bank of Canada and the resulting currency conversion if one US$, one Brazilian real and one € were exchanged for the equivalent in Canadian dollar(s).

	Year Ended December 31
One US Dollar	2019	2018
Closing in Cdn Dollar(s)	$1.3269	$1.2957

	Year Ended December 31
One Brazilian Real	2019	2018
Closing in Cdn Dollar(s)	$0.3371	$0.3566

	Year Ended December 31
One Euro Dollar	2019	2018
Closing in Cdn Dollar(s)	$1.4856	$1.5302

Based on information published by the Bank of Canada, (i) the value of one US$, if exchanged for one Canadian dollar, would have been $1.3269 for the month of December of 2019, (ii) the value of one Brazilian real, if exchanged for one Canadian dollar, would have been $0.3371 for the month of December of 2019, and (iii) the value of one Euro dollar, if exchanged for one Canadian dollar, would have been $1.4856 for the month of December of 2019.

On May 1, 2020, the indicative exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.4066, the exchange rate into R$, was 1 real = C$0.2563, and the exchange rate into €, was €1 = C$1.5453.

All information in this Circular is given as of December 31, 2019, unless otherwise indicated. The Company’s fiscal year end is December 31.

GENERAL PROXY INFORMATION

This Circular provides the information you need in order to vote at the Meeting.

•                       If you are a registered holder of our common shares (each, a “Common Share”), a form of proxy is enclosed that you can use to vote at the Meeting or you may attend, participate and vote at the Meeting online at https://web.lumiagm.com/233009732.

•           If you are a beneficial holder, meaning your Common Shares are held through your broker or through another intermediary, you may receive either a form of proxy or a voting instruction form and should follow the instructions provided to you by your broker or by the other intermediary.

See “Voting Your Common Shares By Proxy — Appointing a Proxyholder”, and “Attending and Participating at the Meeting” below under “Voting Information”.

These materials are being sent to both registered and beneficial owners of Common Shares. If you are a beneficial holder, and we or our agent have sent these materials directly to you, your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the broker or other intermediary holding the shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) providing you with a form of proxy so you can vote your Common Shares at the Meeting. See “Voting Information — Voting Your Common Shares at the Meeting”.

VOTING INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence. The cost of preparing and mailing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by the Company.

All shareholders are advised to carefully read the voting instructions below that are applicable to them.

VIRTUAL ONLY MEETING

Due to restrictions relating the Global COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Largo is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with Largo as well as other shareholders. Shareholders will not be able to attend the Meeting in person.

VOTING MATTERS

At the Meeting, shareholders are voting on:

•           the election of directors;

•           the appointment of Largo’s auditors, to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration; and

•           the approval of the Company’s Share Compensation Plan, including amendments thereto, and the unallocated entitlements issuable thereunder.

WHO CAN VOTE

The record date for the Meeting is May 1, 2020 (the “Record Date”).

Our transfer agent has prepared a list, as of the close of business on the Record Date, of the registered holders of Common Shares. A holder of Common Shares whose name appears on such list is entitled to vote the Common Shares on such list at the Meeting online at https://web.lumiagm.com/233009732, or any postponement or adjournment thereof.  No person becoming a shareholder after the Record Date shall be entitled to receive notice of, or to vote at, the Meeting or any postponement or adjournment thereof

Each Common Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

VOTING YOUR COMMON SHARES AT THE MEETING

Registered Shareholders

You are a registered shareholder if your Common Shares are registered directly in your name.

If you were a registered shareholder on the Record Date, you may attend, participate and vote at the Meeting online at https://web.lumiagm.com/233009732 or give another person authority to represent you and vote your Common Shares at the Meeting online, as described below under the heading “Voting Your Common Shares by Proxy”.

Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to vote at the Meeting. If you are a non-registered shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Voting Your Common Shares By Proxy — Appointing a Proxyholder”, and “Attending and Participating at the Meeting” below.

Beneficial Shareholders

It is possible that your Common Shares may be registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution. If your Common Shares are registered in the name of an intermediary, you are a beneficial shareholder. Your intermediary is entitled to vote the Common Shares held by it and beneficially owned by you on the Record Date. However, it must first seek your instructions as to how to vote your Common Shares or otherwise make arrangements so that you may vote your Common Shares directly. An intermediary is not entitled to vote the Common Shares held by it without written instructions from the beneficial owner. You may vote your Common Shares through your intermediary, or in person at the Meeting online at https://web.lumiagm.com/233009732 by taking the appropriate steps, which are the same for non-objecting beneficial owners (“NOBOs”) and objecting beneficial owners (“OBOs”) of Common Shares. You are an OBO if you have not allowed your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

Non-registered beneficial shareholders who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to vote at the Meeting.

NOBOs and OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Common Shares. Such shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Common Shares that they beneficially own.

Please note that if you are a NOBO or an OBO and you wish to attend the Meeting, you will not be recognized at the Meeting for the purpose of voting Common Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder, you will only be permitted to attend the Meeting as a guest. In order to do this, you should follow the instructions on the voting instruction form (“VIF”) and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Common Shares. You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the VIF well in advance of the deadline for the receipt of proxies.

Attending and Participating at the Meeting

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), shareholders MUST have a valid Username.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/233009732. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting:

•                  Registered shareholders: The control number located on the form of proxy or in the email notification you received is the Username. The Password to the Meeting is “largo2020” (case sensitive).

If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, do not accept the terms and conditions, in which case you may enter the Meeting as a guest.

•                  Duly appointed proxyholders: The person you appoint as proxyholder MUST contact TSX Trust Company at TMXEInvestorServices@tmx.com to request a control number to be represented or voted at the Meeting.  TSX

Trust Company will also provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is “largo2020” (case sensitive). Without the control number, proxyholders will not be able to participate at the meeting.

Only registered shareholders and duly appointed proxyholders will be entitled to participate and vote at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to participate or vote at the Meeting. Non-registered shareholders that wish to attend the Meeting as a guest should select “I am a guest” and complete the online form.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointing a Proxyholder”  below.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

VOTING YOUR COMMON SHARES BY PROXY

You may vote before the Meeting by completing the enclosed form of proxy or VIF. A proxy or VIF must be properly completed in writing, in accordance with the instructions provided therein, and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Largo’s transfer agent, TSX Trust Company (“TSX Trust”), prior to 11:00 a.m. (Toronto time) on June 4, 2020, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

Registered shareholders may provide their voting instructions by any of the following means:

•           by mail, to TSX Trust Company, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1 (a pre-addressed return envelope is enclosed);

•           by hand or by courier to TSX Trust Company, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1;

•           by fax to +1 416-595-9593; or

•           by internet at www.voteproxyonline.com, using your 12 digit control number which can be found on your proxy.

Beneficial shareholders may provide their voting instructions by mail, by telephone or online by following the instructions in the enclosed VIF.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Common Shares, or you can let your proxyholder decide for you.

All Common Shares represented by properly completed proxies received by Largo’s transfer agent, TSX Trust, no later than 11:00 a.m. (Toronto time) on June 4, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Common Shares on your form of proxy, your proxyholder must vote your Common Shares according to your instructions. If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Common Shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Common Shares will be voted as follows:

•           FOR the election of each of the six nominees as directors;

•           FOR the appointment of PricewaterhouseCoopers LLP as Largo’s auditors, to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration; and

•           FOR the approval of the Company’s Share Compensation Plan, including amendments thereto, and the unallocated entitlements issuable thereunder.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement or adjournment of the Meeting) and to vote your Common Shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Largo. Simply fill in the proxyholder’s name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form, who are our Chief Executive Officer and Chief Financial Officer, are appointed to act as your proxyholder.

The following applies to shareholders who wish to appoint a person (a “third party proxyholder”) other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.

•                  STEP 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

•                  STEP 2: Register your proxyholder: The person you appoint as proxyholder MUST contact TSX Trust at TMXEInvestorServices@tmx.com to request a control number to be represented or voted at the Meeting.  TSX Trust will also provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is “largo2020” (case sensitive). Without the control number, proxyholders will not be able to participate at the meeting. It is the responsibility of the shareholder to advise their proxy (the person they appoint) to contact TSX Trust to request a control number.

If you are a non-registered shareholder and wish to attend, participate and vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “Voting Your Common Shares at the Meeting — Attending and Participating at the Meeting”.

If you are a non-registered shareholder and you have not appointed yourself as proxy, and wish to attend the Meeting as a guest only, you should select “I am a guest” and complete the online form in order to attend the Meeting.

Revoking Your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

•           you may send another form of proxy with a later date to our transfer agent, TSX Trust, but it must reach the transfer agent no later than 11:00 a.m. (Toronto time) on June 4, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

•           you may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Chief Financial Officer no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 55 University Avenue, Suite 1105, Toronto, ON M5J 2H7 or by facsimile at 416 862-7661; or

•           you may revoke your form of proxy in any other manner permitted by law.

If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, do not accept the terms and conditions, in which case you may enter the Meeting as a guest.

If you are a non-registered shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your intermediary.

Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

ADDITIONAL MATTERS PRESENTED AT THE MEETING

The enclosed form of proxy or VIF confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to further or other matters that may properly come before the Meeting or any postponement or adjournment thereof. Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Largo representatives named as proxies will vote in their best judgment.

If you sign and return the voting instruction form, your Common Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

VOTING SHARES AND PRINCIPAL HOLDERS

The Common Shares are the only shares which entitle shareholders to vote at the Meeting. The holders of Common Shares are entitled to one vote per share. The attendance of at least two people holding or representing by proxy at least 10% of the total number of votes attached to the issued Common Shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at May 1, 2020, 562,975,760 Common Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Largo, based upon filings made with Canadian securities regulators on or before the date of this Circular, other than as described below, no other persons beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of our voting securities.

Mr. Alberto Arias, a director of Largo, is the sole director of each of the general partners of Arias Resource Capital Fund L.P., Arias Resource Capital Fund II L.P. and Arias Resource Capital Fund II (Mexico) L.P. which, as at the date of this Circular, in aggregate beneficially own 246,779,656 of our Common Shares representing approximately 43.83% of our outstanding Common Shares. Our remaining directors and executive officers, as a group, beneficially own or control or direct, directly or indirectly, less than 1% of our outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

1.                   FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2019 and 2018 and the auditor’s report thereon will be presented at the Meeting.

2.                   ELECTION OF DIRECTORS

Our Board is currently composed of six directors. The governance committee of the Board (the “Governance Committee”) has recommended, and the Board has determined to nominate, each of the six persons listed below for election as a director at the Meeting. All of the nominees are current members of our Board (see “Nominees for Election as Directors” below). The Board recommends that shareholders vote FOR the election of each of the six nominees as directors.

Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

Director Nominees of the ARC Funds

Pursuant to an amended and restated Governance Agreement dated March, 2012 and an Amended and Restated Director Nomination Agreement dated March, 2016, entered into among the Company, certain initial investors, and the general partner of each of Arias Resource Capital Fund L.P., Arias Resource Capital Fund II L.P. and Arias Resource Capital Fund II (Mexico) L.P. (collectively, the “ARC Funds”), of which our director, Alberto Arias, is the sole director of their respective General Partners, the ARC Funds currently possess the right to nominate three individuals to our Board. The nominee directors of the ARC Funds are Alberto Arias, Daniel Tellechea and Jonathan Lee. For additional information in respect of the ARC Funds’ nomination rights see the Company’s Annual Information Form for the year ended December 31, 2019 (“Annual Information Form”) filed under the Company’s profile on SEDAR at www.sedar.com.

Majority Voting Policy

The Board has adopted a policy on majority voting. If, with respect to any particular nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then for purposes of the policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have received the support of the shareholders must immediately submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Board will refer the resignation to the Governance Committee for consideration. A nominee who tenders a resignation pursuant to the policy will not participate in any meeting of the Board or the Governance Committee at which the resignation is considered. The Board will promptly accept the resignation unless the Governance Committee determines that there are exceptional circumstances (for example, relating to the composition of the Board or the voting results) that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) and the Board will promptly announce its decision in a press release within 90 days of the meeting, including reasons for rejecting the resignation, if applicable. This policy does not apply to a contested meeting of shareholders.

On a vote by a show of hands, each of the following incumbent nominees listed below was elected as a director of Largo at our annual meeting of shareholders held on June 27, 2019 in Toronto, Ontario (the “2019 meeting”). We received proxies representing 326,869,827 Common Shares in connection with the 2019 meeting. Based on these proxies, each director received the following favourable votes cast by proxy:

Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
Alberto Arias	82.22%	262,720,977
David Brace	91.52%	292,413,971
Jonathan Lee	82.64%	264,045,504
Daniel Tellechea	94.66%	302,448,074
Koko Yamamoto	76.31%	243,809,342

Mr. Paulo Misk was appointed to the Board on September 8, 2019 to fill the vacancy created by the departure of Mr. Mark Smith.

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the six nominees whose names are set forth below as directors:

• Alberto Arias	• Paulo Misk
• David Brace	• Daniel Tellechea
• Jonathan Lee	• Koko Yamamoto

We do not anticipate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

The following table sets forth biographical and other information on each proposed nominee for election as a director:

Alberto Arias Miami, United States Director Since: April 11, 2011 Age: 54

Mr. Arias is the founder and Portfolio Manager of Arias Resource Capital Management LP and has over 25 years of experience in the field of international mining finance. Prior to founding Arias Resource Capital Management LP, Mr. Arias worked for eight years at Goldman, Sachs & Co., most recently acting as Managing Director and Head of Equity Research for metals and mining in the U.S., Canada and Latin America. Prior to Goldman Sachs, Mr. Arias worked for four years at UBS Warberg as Executive Director and Analyst covering the Latin American metals and mining sector.

Principal Occupation (Past 5 years): Portfolio Manager of Arias Resource Capital Management LP

Public Company Directorships: Sierra Metals Inc. (TSX)

Securities Held

Common Shares(1)		RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
246,779,656	(6)	Nil	$271,457,621.60	538,000	$271,690,321.60

Current Board and Committee Positions/Membership and Attendance

Independent Member of the Board (Non-Executive Chair) Member, Sales Committee	Board Meetings Attended 2019: 11 of 11 — 100% `
Member, Compensation Committee (Chair)	Compensation Committee Meetings Attended 2019: 7 of 7 — 100%
Member, Governance Committee (Chair)	Governance Committee Meetings Attended 2019: 4 of 4 - 100%
Sales Committee Meetings Attended 2019: 6 of 6 - 100%

David Brace Ontario, Canada Director Since: June 26, 2012 Age: 68

Mr. Brace served as Chief Executive Officer of Karmin Exploration Inc. from September 2011 to October 2019. Between January through September of 2011, Mr. Brace served as President of Lambton Capital Inc., a private investment firm focused on evaluating mining investments. Prior to this, Mr. Brace served as the Chief Executive Officer and a director of GlobeStar Mining Corporation until that company’s acquisition by Perilya Limited in December of 2010. Prior to this, Mr. Brace served as Executive Vice-President of Business Development with Aur Resources until August of 2007.

Principal Occupation (Past 5 years): Chief Executive Officer and a director of Karmin Exploration Inc. until October 2019, thereafter consultant.

Public Company Directorships: None

Securities Held

Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
200,727	Nil	$220,799.70	523,000	$443,824.70

Current Board and Committee Positions/Membership and Attendance

Independent Member of the Board Member, Audit Committee Member, Compensation Committee Member, Operations Committee

Board Meetings Attended 2019: 11 of 11 — 100%
Audit Committee Meetings Attended 2019: 4 of 4 — 100%
Compensation Committee Meetings Attended 2019: 7 of 7 - 100%
Operations Committee Meetings Attended 2019: 3 of 3 - 100%

Jonathan Lee Miami, United States Director Since: April 4, 2019 Age: 39

Mr. Lee is a Vice President with the private equity firm Arias Resource Capital Management LP. Prior to Arias Resource Capital Management, Mr. Lee worked with Ambac Assurance Corporation, a global bond insurer. Prior to Ambac, Mr. Lee held positions with the investment firm Raging River Capital, the mining hedge fund Geologic Resource Partners LLC, and Byron Capital Markets Ltd. in Canada as a mining & metals equity research analyst. Additionally, Mr. Lee has prior experience as an Environmental Engineer with several construction and engineering firms. Mr. Lee previously sat on the boards of Park Lawn Company Ltd. and Bearing Lithium Corp. Mr. Lee earned his MBA from the Stern School of Business at New York University and holds a BS in Chemical Engineering with a minor in Economics from Tufts University.

Principal Occupation (Past 5 years): Vice President, Arias Resource Capital Management LP

Public Company Directorships: None

Securities Held

Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
Nil	Nil	Nil	150,000	$64,500.00

Current Board and Committee Positions/Membership and Attendance

Independent Member of the Board Member, Operations Committee Member, Sales Committee	Board Meetings Attended 2019: 8 of 8 — 100% Operations Committee Meetings Attended 2019: 3 of 3 - 100% Sales Committee Meetings Attended 2019: 6 of 6 - 100%

Paulo Misk Minas Gerais, Brazil Director Since: September 8, 2019 Age: 57

Mr. Misk is a mining engineer with over 28 years’ experience in operational management at mining facilities for various large multi-national mining companies across a wide range of commodities, including: niobium, chromite, iron, tin, gold, lithium and a range of other industrial minerals. Prior to becoming Chief Executive Officer of Largo in September, 2019, Mr. Misk served as Chief Operating Officer of Vanádio de Maracás S.A., Largo’s operating subsidiary from November, 2014 to September 8, 2019.  Prior thereto, Mr. Misk ran Anglo American’s Catalão Project from 2011 to 2014 where he was promoted to Head of Niobium Operations after serving as Niobium General Manager for one year. Mr. Misk’s prior experience also includes several years as Talc Operational Director and as Geology, Mining Operation Manager for GP Investments’ Magnesita Refratátorios project in Brazil between 2002 and 2010. Additionally, he served as Operational Director for AMG Group where he managed their tantalum, niobium, tin, feldspar and lithium operations between 2010 and 2011. Between 1994 and 2002, Mr. Misk spent his earlier career with AMG Group as Industrial Minerals Manager after being promoted from Tantalum and Niobium Division Manager.

Principal Occupation (Past 5 years): Chief Executive Officer and Chief Operating Officer of Largo

Public Company Directorships: None

Securities Held

Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
365,131	813,393	$1,296,376.40	1,788,889	$2,102,598.67

Current Board and Committee Positions/Membership and Attendance

Non-Independent Member of the Board	Board Meetings Attended 2019: 2 of 2 - 100%

Daniel Tellechea Arizona, United States Director Since: July 9, 2015 Age: 74

Mr. Tellechea has business experience in Brazil and extensive experience in international mining, most recently serving as President & CEO of Sierra Metals, Inc. between 2007 and 2014, a Toronto based mining company listed on both the Toronto (TSX) and Lima (BVL) Stock Exchanges with assets in Mexico and Peru. Prior to Sierra Metals, Mr. Tellechea was President and CEO of Asarco LLC from 2003 to 2005, he served as the Managing Director of Finance and Administration for Asarco’s parent, Grupo Mexico from 1994 to 2003 and also served as Asarco’s Chief Financial Officer and Vice-president of finance for Southern Copper Corporation from 1999 to 2003, which was majority owned by Grupo Mexico.

Principal Occupation (Past 5 years): Consultant

Public Company Directorships: None

Securities Held

Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
Nil	Nil	Nil	440,000	$193,500.00

Current Board and Committee Positions/Membership and Attendance

Independent Member of the Board Member, Audit Committee Member, Governance Committee Member, Member Operations Committee (Chair) Member Sales Committee (Chair)

Board Meetings Attended 2019: 11 of 11 — 100%
Audit Committee Meetings Attended 2019: 4 of 4 — 100%
Governance Committee Meetings Attended 2019: 4 of 4 — 100% Operations Committee Meetings Attended 2019: 3 of 3 - 100%
Sales Committee Meetings Attended 2019: 6 of 6 - 100%

Koko Yamamoto Ontario, Canada Director Since: July 9, 2015 Age: 48

Ms. Yamamoto is a chartered professional accountant. She is a partner at McGovern Hurley LLP, a CPAB registered firm, since 2003 and her practice includes a focus on assurance engagements for reporting issuers in the resource sector. Ms. Yamamoto is involved in initial public offerings and private placements, mergers and acquisitions. Ms. Yamamoto is also registered as a panel auditor with the Investment Industry Regulatory Organization of Canada (IIROC), which enables her to conduct audits of investment dealers. Prior to joining McGovern Hurley LLP in 1998, Ms. Yamamoto worked for a start-up Japanese medical technology company, both in Tokyo and San Francisco.

Principal Occupation (Past 5 years): Partner at McGovern Hurley LLP

Public Company Directorships: Sierra Metals Inc. (TSX)

Securities Held

Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
Nil	Nil	Nil	260,000	$64,500.00

Current Board and Committee Positions/Membership and Attendance

Independent Member of the Board Member, Audit Committee (Chair) Member, Compensation Committee Member, Governance Committee

Board Meetings Attended 2019: 11 of 11 — 100%
Audit Committee Meetings Attended 2019: 4 of 4 — 100%
Compensation Committee Meetings Attended 2019: 7 of 7 — 100%
Governance Committee Meetings Attended 2019: 4 of 4 — 100%

Notes:

(1)         The Common Shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at May 1, 2020. The information about Common Shares over which control or direction is exercised, not being within the knowledge of Largo, has been furnished by the respective nominees. Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.

(2)         RSUs held as at May 1, 2020. For additional information regarding the RSU Plan, please see “Statement of Executive Compensation”.

(3)         Based on the closing price of Common Shares on the Toronto Stock Exchange (“TSX”) of $1.10 on May 1, 2020.

(4)         Options held as at May 1, 2020. For additional information regarding Options held by directors, please see “Statement of Executive Compensation”.

(5)         Based on the closing price of Common Shares on the TSX of $1.10 on May 1, 2020 less the applicable exercise price for Options.

(6)         Held by the ARC Funds, see “Voting Information — Voting Shares and Principal Holders”.

Corporate Cease Trade Orders or Bankruptcies

Except as set out below, (a) no proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (an “order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b)  no proposed director of the Company (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; and (c) no proposed director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

From March 28, 2013 until January 21, 2014, Mr. Arias served as a director on the board of Colossus Minerals Inc. (“Colossus”). On January 14, 2014, Colossus filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada). Colossus was delisted from the TSX effective February 21, 2014.

Mr. Tellechea was a director of Mercator Minerals, Ltd. until September 4, 2014. Mercator filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada) on August 26, 2014.

3.                   APPOINTMENT OF AUDITORS

The auditors of Largo are PricewaterhouseCoopers LLP (“PwC”), and they have been the auditors of Largo since March 18, 2015.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of PwC, as Largo’s auditors, to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration.

Fees

For the years ended December 31, 2019 and 2018, PwC was paid fees in Canadian dollars from Largo as detailed below:

	December 31, 2019	December 31, 2018
Audit Fees(1)	$100,000	$95,000
Audit-Related Fees(2)	$45,000	$45,000
Tax Fees(3)	$144,925	$146,455
Other Fees	$20,500	$221,900
Total Fees	$310,425	$508,355

Notes:

(1)         For the fiscal years ended December 31, 2019 and 2018, Largo also incurred “Audit Fees” of R$342,289 and R$296,000, respectively, relating to PwC Brazil, external auditors of Vanádio in Brazil; and €15,000 (Nil 2018), relating to PwC Ireland, external auditors of Largo Commodities Holding Limited (“Largo Ireland”) in Ireland.

(2)         “Audit-Related Fees” related to the performance of PwC’s review of Largo’s financial statements not included in “Audit Fees” above.

(3)         For the fiscal years ended December 31, 2019 and 2018, Largo also incurred “Tax Fees” of R$43,837 and R$58,467, respectively, relating to PwC Brazil, external auditors of Vanádio in Brazil. “Tax Fees” related to corporate tax compliance, tax planning and other related tax services. “Other Fees” related to other advisory services. For the fiscal years ended December 31, 2019, Largo also incurred “Tax Fees” of €31,000 (Nil 2018), relating to PwC Ireland, external auditors of Largo Ireland in Ireland.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted separate policies and procedures for the engagement of non-audit services. The Audit Committee’s charter provides that the Audit Committee must pre-approve all non-audit services to be provided to Largo or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of it members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

4.                   SHARE COMPENSATION PLAN

We currently have a “rolling” 10% Share Compensation Plan which was approved by shareholders at the annual and special meeting of shareholders held on June 28, 2017.

Pursuant to the requirements of the TSX, the Share Compensation Plan must be presented to the shareholders of the Company for renewal and for ratification of the unallocated entitlements every three (3) years, failing which no further entitlements may be awarded under the Share Compensation Plan. Accordingly, at the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution (the “Share Compensation Plan Resolution”), as further set out below, to: (i) approve the Share Compensation Plan, and in connection with this approval, will be asked to consider and approve certain amendments to the Share Compensation Plan as further described herein (such amended Share Compensation Plan being hereinafter referred to as the “Amended Share Compensation Plan”); and (ii) approve the unallocated entitlements available thereunder for the ensuing three (3) years.

The Amended Share Compensation Plan has been conditionally approved by the Board and the TSX, subject to shareholder approval at the Meeting. The Amended Share Compensation Plan is the same in all material respects to the Share Compensation Plan, other than with respect to the following amendments. The Share Compensation Plan is amended to:

•                  enable Participants (as defined in the plan) to elect to defer the receipt of all or any part of their entitlement to Shares upon the grant and vesting of an RSU, as applicable, until a date (the “Deferred Payment Date”) following the vesting of such RSU as may be determined by the Administrators (as defined in the plan), or as otherwise set out in the plan. Participants who elect to set a Deferred Payment Date shall be required to provide prior notice to the Company of such date and, subject to certain restrictions, may change a Deferred Payment Date by providing prior notice to the Company;

•                  enable a Participant to elect, subject to the consent of the Administrators, to redeem such portion (and only such portion) of its vested RSUs for a cash amount equal to the Withholding Obligations (as defined in the plan) associated with the aggregate number of RSUs to be redeemed;

•                  other changes of a “housekeeping nature”.

A summary of the Share Compensation Plan (including the amendments thereto as per the Amended Share Compensation Plan) is provided in this Circular under the heading “Equity Compensation Plan Information — Share Compensation Plan”. A copy of the Amended Share Compensation Plan is attached to this Circular as Schedule “C”.

In accordance with the rules of the TSX, in order to be effective, the Share Compensation Plan Resolution must be approved by the affirmative vote of the majority of the votes cast by the shareholders present in person or represented by proxy at the Meeting with respect to such resolution. If the Share Compensation Plan Resolution is approved at the Meeting, the Amended Share Compensation Plan will become effective as at the close of business on the date of the Meeting. If approval is not obtained at the Meeting, RSUs and Options which have not been allocated as of June 8, 2020 and RSUs or Options which are outstanding as of June 8, 2020 and are subsequently cancelled, terminated or exercised will not be available for a new grant of options. Furthermore, we will not be permitted to award further entitlements under the Share Compensation Plan. Previously allocated options will continue to be unaffected by the approval or disapproval of the resolution.

At the Meeting, shareholders will be asked to approve the Share Compensation Plan Resolution, the text of which is attached hereto as Schedule “A”.

The persons named in the accompanying form of proxy intend to vote FOR the ordinary resolution approving the Amended Share Compensation Plan and the approval of the unallocated entitlements thereunder.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to our stewardship of Largo. Our Board supervises the management of the business and the affairs of Largo with a view to ensuring that shareholder value is enhanced and high ethical and legal standards are adhered to. Acting on the recommendation of its Governance Committee, the Board has developed its corporate governance practices to assist it in fulfilling its supervisory role. The Board fulfills its mandate directly and through its committees.

The following is a description of Largo’s corporate governance practices, prepared in accordance with Form 58-101F1 — Corporate Governance Disclosure of the Canadian Securities Administrators, as approved by the Board.

BOARD OF DIRECTORS

Independence

For a director to be considered independent under National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with Largo, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such requirements.

The Board has considered the relationship to Largo of each of the nominees for election by the shareholders and has determined that five of the six directors nominated for election at the Meeting are independent. Paulo Misk is not independent by virtue of his position as Chief Executive Officer of Largo. As a result, a majority (and in fact, more than two-thirds) of the nominees are independent.

Public Company Board Memberships

The following nominees for election as directors are presently a director of another issuer that is a reporting issuer (or the equivalent) in Canada or a foreign jurisdiction.

Nominee	Company
Alberto Arias	Sierra Metals Inc. (TSX)
Koko Yamamoto	Sierra Metals Inc. (TSX)

We do not restrict the number of public company boards of directors on which our directors may sit. However, our directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, three of our directors sit on the boards of other reporting issuers, and three or our directors sit together on the board of one other reporting issuer. None of our directors sit together on two or more other boards of other reporting issuers. None of our directors sit on four or more S&P/TSX company boards.

In Camera Meetings

The independent directors of the Board do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, they have the opportunity to, and do hold, ad hoc meetings that are not attended by the non-independent directors and members of management and they avail themselves of this opportunity, at their entire discretion, whenever necessary. The Company holds regular quarterly meetings and other meetings as required, at which time the independent directors meet in camera. The opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Independent Chair of the Board

Mr. Arias was appointed non-executive Chairman of the Board effective September 8, 2019, and is independent within the meaning of National Instrument 52-110 Audit Committees. The Board is comprised of a majority (and in fact, more than two-thirds) of independent directors.

Board and Committee Meetings and Attendance

The Board meets a minimum of four times per year and as otherwise required. Typically, each committee (other than the Audit Committee which meets at least four times each year) will meet approximately two times each year, or more frequently as deemed necessary by the applicable committee. The frequency of meetings and nature of each meeting agenda depends on the business and affairs that Largo faces from time to time. The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2019.

	Board of Directors	Audit Committee	Compensation Committee	Governance Committee	Operations Committee	Sales Committee
Directors	Meetings attended and %	Meetings attended and %	Meetings attended and %	Meetings attended and %	Meetings attended and %	Meetings attended and %
Alberto Arias	11 of 11 - 100%	N/A	7 of 7 - 100%	4 of 4 - 100%	N/A	6 of 6 - 100%
David Brace	11 of 11 - 100%	4 of 4 - 100%	7 of 7 - 100%	N/A	3 of 3 - 100%	N/A
Jonathan Lee(1)	8 of 8 - 100%	N/A	N/A	N/A	3 of 3 - 100%	6 of 6 - 100%
Paulo Misk(2)	2 of 2 - 100%	N/A	N/A	N/A	N/A	N/A
Daniel Tellechea	11 of 11 - 100%	4 of 4 - 100%	N/A	4 of 4 - 100%	3 of 3 - 100%	6 of 6 - 100%
Koko Yamamoto	11 of 11 - 100%	4 of 4 - 100%	7 of 7 - 100%	4 of 4 - 100%	N/A	N/A

Notes:

(1)         Mr. Lee was appointed to the Board as a nominee director of ARC Funds effective April 4, 2019 to fill the vacancy created by the earlier resignation of the ARC Funds’ nominee director, Mr. Sam Abraham.

(2)         Mr. Paulo Misk was appointed to the Board on September 8, 2019 to fill the vacancy created by the departure of Mr. Mark Smith.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached to this Circular as Schedule “B” and is posted on Largo’s website at www.largoresources.com.

COMMITTEES OF THE BOARD

The Board has established four standing committees to assist it in discharging its mandate. The roles of the committees are outlined below.

Independence of Committees

The members of the Board’s committees are appointed by the Board upon the recommendation of the Governance Committee. All of our directors who are currently members of committees of the Board are independent directors. As a result, all of our committees of the Board are composed entirely (100%) of independent directors.

Audit Committee

Members: Koko Yamamoto (Chair), David Brace and Daniel Tellechea.

National Instrument 52-110 — Audit Committees (“NI 52-110”) of the Canadian Securities Administrators governs the composition and function of audit committees for every TSX-listed company, including the Company. NI 52-110 requires the Company to have a written charter that sets out its mandate and responsibilities and to make the disclosure required by Form 52-110F1 in its annual information form.

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•                  financial reporting and disclosure requirements,

•                  ensuring that an effective risk management and financial control framework has been implemented and tested by management of Largo, and

•                  external and internal audit processes.

Our Annual Information Form is filed under the Company’s profile on SEDAR at www.sedar.com. A copy of the Audit Committee’s charter is attached as Schedule “B” thereto and is posted on Largo’s website at www.largoresources.com.

Compensation Committee

Members:  Alberto Arias, David Brace, and Koko Yamamoto.

The Compensation Committee assists the Board in fulfilling its responsibilities relating to compensation, succession planning and other human resources matters. The Committee is responsible for:

•                  overseeing Largo’s employees, including matters relating to compensation, succession planning and other human resources matters;

•                  identifying the principal risks of Largo’s business related to human resources matters and overseeing the implementation of appropriate systems to manage these risks; and

•                  overseeing Largo’s compliance with applicable laws and regulations and its compliance with all significant policies and procedures approved by the Board from time to time, in relation to human resources matters.

A copy of the Compensation Committee’s charter is posted on Largo’s website at www.largoresources.com.

For a detailed discussion of the responsibilities of the Compensation Committee relating to compensation, see “Compensation” and “Statement of Executive Compensation” below.

Governance Committee

Members: Alberto Arias (Chair), Daniel Tellechea, and Koko Yamamoto.

The Board has overall responsibility for developing Largo’s approach to corporate governance, including keeping informed of legal requirements and trends regarding corporate governance, monitoring and evaluating the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices (including the mandate of the Board and the charters of its committees and corporate governance related policies and procedures). The Governance Committee assists the Board in fulfilling its responsibilities relating to corporate governance matters and director nominations. The Committee is responsible for:

•                  developing, reviewing, monitoring and evaluating Largo’s corporate governance practices;

•                  considering director nomination matters, including the selection and the nomination of qualified and suitable directors;

•                  the evaluation of the effectiveness of the Board, its committees and individual directors;

•                  identifying the principal risks of Largo’s business related to corporate governance matters and overseeing the implementation of appropriate systems to manage these risks; and

•                  overseeing Largo’s compliance with applicable laws and regulations and its compliance with all significant policies and procedures approved by the Board from time to time, in relation to corporate governance matters.

A copy of the Governance Committee’s charter is posted on Largo’s website at www.largoresources.com.

Operations Committee

Members: Daniel Tellechea (Chair), David Brace, and Jonathan Lee.

The purpose of the Operations Committee is to assist the Board in fulfilling its oversight responsibilities with respect to matters that are technical and operational in nature, including:

•                  technical matters relating to exploration, development, permitting, construction and operation of Largo’s mining activities;

•                  resources and reserves on Largo’s properties;

•                  material technical commercial arrangements;

•                  operating and production plans for proposed and existing operating mines;

•                  due diligence in the development, implementation and monitoring of systems and programs for the management and compliance with applicable laws related to health, safety, environmental and social responsibility; and

•                  ensuring Largo implements best-in-class property development and operating practices.

A copy of the Operations Committee’s charter is posted on Largo’s website at www.largoresources.com.

Sales Committee

Members: Daniel Tellechea (Chair), Alberto Arias, and Jonathan Lee.

The purpose of the Sales Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s sales and trading divisions, including:

•                  reviewing material commercial sales arrangements;

•                  ensuring sales and trading activities are in-line with Company objectives and strategy; and

•                  identifying the principal risks of material sales agreements and overseeing management of these risks.

POSITION DESCRIPTIONS

Board-Level Position Descriptions

The Board has developed a written position description for the directors of Largo. The Board has also adopted written position descriptions for the Chairman of the Board and the Chairs of Board Committees. Copies of these position descriptions are posted on Largo’s website at www.largoresources.com.

Chairman of the Board

The Chairman of the Board is Mr. Alberto Arias. The Board has established a written position description for the Chairman who is responsible for, among other things, presiding at meetings of the Board and shareholders, providing leadership to the Board, managing the Board, acting as liaison between the Board and management, and, together with the CEO, representing the Company to external groups including shareholders, local communities and governments.

Chair of Board Committees

The Board has established a written position description for Chairs of Committees who are responsible for, among other things, providing leadership to the Committee, managing the timely discharge of the Committee’s duties and responsibilities, managing the conduct of the Committee, acting as liaison between the Committee, the Board and management, and reporting to the Board on behalf of the Committee.

CEO Position Description

The Chief Executive Officer (“CEO”) of the Company is Mr. Paulo Misk. The Board has established a written position description for the CEO who is responsible for, among other things, the day-to-day management of the business and affairs of the Company. The CEO is also responsible for recommending to the Board, together with the CFO and such other management as appropriate, for approval of the Company’s financial and operating goals and objectives, formulating and presenting to the Board long-term business plans, strategies and policies and keeping the Board informed of the Company’s progress, and together with the Chairman of the Board serving as the Company’s principal spokesperson. The Board exercises its responsibility for oversight through the approval of all decisions that affect Largo before they are implemented. A copy of the CEO position description is posted on Largo’s website at www.largoresources.com.

ORIENTATION AND CONTINUING EDUCATION

The Board is responsible for arranging for new directors to receive a comprehensive orientation so that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that Largo expects from its directors), and the nature and operation of Largo’s business. The Governance Committee oversees director orientation to facilitate a smooth and timely integration of directors into their new roles as members of the Board. New directors meet with the chair of the Board, when applicable, committee chairs and the CEO, to discuss Largo’s strategy and business, the culture of Largo and its Board. New directors are provided with an orientation package which includes reports on operations and results, public disclosure filings by Largo and corporate governance related documentation (i.e. written mandates, charters, position descriptions and policies and procedures).

The Board is also responsible for arranging continuing education opportunities for all directors, so that they may maintain or enhance their skills and abilities as directors, and ensure that their knowledge and understanding of Largo’s business remains current. The Governance Committee oversees director continuing education, to provide directors with an ongoing program to assist them in understanding their responsibilities, as well as keeping their knowledge and understanding of Largo’s business current. Presentations by external experts and management on the business and on specialized and complex aspects of Largo’s operations are provided to directors. It is expected that directors will identify their continuing education needs through future Board assessments.

ETHICAL BUSINESS CONDUCT

Code of Business Conduct and Ethics

As part of its commitment to conducting its business and affairs with honesty, integrity and in accordance with high ethical and legal standards, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) which applies to all of our directors, officers, employees, consultants and contractors. The Code addresses such matters as compliance with laws, protection and proper use of assets, conflict of interest, corporate opportunities, reporting violations and consequences of non-compliance.

Any director, officer, employee, consultant and contractor of Largo who becomes aware of any instance where Largo receives a solicitation to engage in any act prohibited by the Code, or who becomes aware of any information suggesting that a violation of the Code has occurred or is about to occur is required to report it through Largo’s Ethics Hotline in accordance with Largo’s whistle blowing policy (discussed below).

In addition, the Governance Committee is responsible for: (i) ensuring that management has established a system to monitor compliance with and enforce the Code; (ii) obtaining reports from management that Largo and its directors, officers and employees are in compliance with the Code; (iii) making recommendations to the Board regarding any waivers from the Code; and (iv) advising the Board with respect to Largo’s policies and procedures regarding compliance with the Code.

Any waiver of the Code with respect to a director or officer of Largo may be made only by the Board. The Board did not grant any waiver of the Code in 2019. In the unlikely event of such a waiver, it will be promptly disclosed to the extent required by applicable laws or stock exchange rules and regulations.

A copy of the Code is posted on Largo’s website at www.largoresources.com.

Conflicts of Interest

Under the Code, directors, officers, employees, consultants and contractors are required to perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgement. No director, officer or employee of Largo or consultant or contractors working for Largo is permitted to accept financial compensation of any kind, nor any special discount, loan or favour, from persons, corporations or organizations having dealings or potential dealings with Largo.

The Board has also adopted a gifts and hospitality policy (the “Gifts & Hospitality Policy), which applies to all directors, officers, employees, consultants and contractors of Largo. If any of such persons become aware of any information suggesting that a violation of this policy has occurred or is about to occur, they are required to report it through Largo’s Ethics Hotline in accordance with Largo’s whistle blowing policy (discussed below). A copy of the Gifts & Hospitality Policy is posted on Largo’s website at www.largoresources.com.

Non-executive directors of Largo are not expected to devote their time and effort solely on behalf of Largo, and they may have a variety of other business relationships that could give rise to a conflict of interest. Any such potential conflicts of interest are not subject to the Code and are to be resolved directly with the Board.

Other Policies

Largo has adopted a whistle blowing policy (the “Whistle Blowing Policy”) which provides procedures for reporting governance concerns, including any matter, which in the reasonable and genuinely held belief of a director, officer, employee, consultant or contractor of Largo, represents malpractice, is illegal, unethical, irregular or criminal, contrary to the policies of Largo or in some other manner not right or proper.

Largo takes a zero-tolerance approach to bribery and corruption and is committed to acting professionally, fairly and with integrity in all its business dealings and relationships. The Board has adopted an anti-bribery and corruption policy (the “Anti-Bribery Policy”), the purpose of which is to set out Largo’s responsibilities, and of those working for it, in observing and upholding its position on bribery and corruption, and to provide information and guidance to those working for it on how to recognize and deal with bribery and corruption issues.

The Board has adopted a corporate disclosure policy (the “Corporate Disclosure Policy”) to reinforce Largo’s commitment to compliance with the continuous disclosure obligations imposed by Canadian securities laws and the rules and regulations of the TSX. This policy sets clear guidelines for directors, officers and employees on disclosure requirements and practices and confirms in writing Largo’s disclosure policies to ensure compliance with such laws, rules and regulations as well as to ensure that timely and accurate information is provided equally to all shareholders and market participants regarding Largo.

The Board has also adopted an insider trading policy (the “Insider Trading Policy”) to ensure that Largo and all directors, officers, employees, consultants and contractors of Largo and its subsidiaries meet their obligations under applicable securities laws and stock exchange rules by ensuring that all such persons who have material non-public information do not engaged in insider trading or tipping.

Copies of the Whistle Blowing Policy, the Anti-Bribery Policy, the Corporate Disclosure Policy and the Insider Trading Policy are posted on Largo’s website at www.largoresources.com.

NOMINATION OF DIRECTORS

The Board is responsible for identifying individuals qualified to become new Board members and recommending the new director nominees for the next annual meeting of shareholders. Prior to nominating individuals as directors, the Board: (i) considers what competencies and skills the Board, as a whole, should possess; (ii) assesses what competencies and skills each existing director possesses; and (iii) considers the appropriate size of the Board, with a view to facilitating effective decision-making. The Governance Committee assists the Board with these responsibilities. The Governance Committee’s composition and responsibilities are set out in its charter (discussed above).

With respect to nomination matters, the Governance Committee is specifically responsible for considering and making recommendations to the Board on the size and composition of the Board. The Governance Committee also considers: (i) what competencies and skills the Board, as a whole, should possess; (ii) the competencies and skills each existing director possesses; and (iii) in recommending new nominees to the Board, the competencies and skills each new nominee will bring to the Board.

Pursuant to a Governance Agreement and an Amended and Restated Director Nomination Agreement entered into with ARC Funds, the ARC Funds currently possess the right to nominate three individuals to our Board. See “Matters to be Acted Upon at the Meeting — Election of Directors — Director Nominees of ARC Funds”.

Skills Matrix

The Governance Committee has developed a skills matrix comprised of skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. Set out below are the skills identified for each director.

Skills	Alberto Arias	David Brace	Jonathan Lee	Paulo Misk	Daniel Tellechea	Koko Yamamoto
Mining industry experience(1)	Ö	Ö	Ö	Ö
Corporate finance/M&A	Ö		Ö		Ö	Ö
Risk management	Ö		Ö	Ö	Ö	Ö
Accounting & finance	Ö	Ö	Ö		Ö	Ö
Human resources & compensation	Ö	Ö		Ö	Ö	Ö
Legal
Corporate governance	Ö	Ö			Ö	Ö
International(2)	Ö	Ö	Ö		Ö
Trading, logistics & commercial	Ö			Ö	Ö
Public company management(3)	Ö	Ö			Ö
Communications(4)	Ö		Ö		Ö

Notes:

(1)               This category encompasses experience with (i) environmental, safety and sustainability, (ii) mining operations, (iii) metallurgy, and (iv) exploration/geology.

(2)               This includes social, economic and foreign policy.

(3)               This includes leading growth and operations.

(4)               This includes investor relations, public relations and media.

COMPENSATION

The Board is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel) and approving the Company’s annual compensation budget. The Compensation Committee assists the Board with these responsibilities. The Compensation Committee’s composition and responsibilities are set out in its charter (discussed above). With respect to compensation matters, the Compensation Committee is specifically responsible for:

(a)         reviewing Largo’s overall compensation philosophy;

(b)         reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans, including:

(i)                                     reviewing the corporate goals and objectives relevant to the compensation of the CEO and the other executive officers of Largo and recommending those goals and objectives to the Board;

(ii)                                  evaluating the CEO’s performance in light of his or her goals and objectives and recommending to the Board its assessment of the CEO’s performance and compensation;

(iii)                               through the CEO, reviewing the performance of the other executive officers in light of their goals and objectives and recommending to the Board its assessment of the other executive officers’ performances and compensation;

(iv)                              reviewing the adequacy, amount and form of compensation to be paid to each director and making recommendations to the Board based on this review;

(v)                                 reviewing and making recommendations to the Board with respect to the adoption and amendment of incentive compensation and equity-based plans, including the number of securities that may be issued under those plans during any particular period;

(c)          with respect to disclosure, obtaining advice on and tracking disclosure requirements related to compensation and reviewing Largo’s compensation-related disclosure before Largo publicly discloses such information; and

(d)         reviewing and approving the selection and terms of reference of any outside consultants retained to provide benchmark analysis and advice on compensation programs.

SUCCESSION PLANNING

The Board is also responsible for succession planning (including appointing, training and monitoring senior management). In particular, the Board annually identifies key individuals of the Company and, in consultation with management, determines how to replace such individuals should the need arise. The Compensation Committee assists the Board with these responsibilities. The Compensation Committee is specifically responsible for reviewing reports from the CEO regarding the proposed recruitment, appointment and termination of executive officers reporting to the CEO and making recommendations to the Board, and reviewing and recommending to the Board succession plans to be instituted for the CEO position, including the appointment, training and monitoring of potential successors.

ASSESSMENTS

To date, the Board and its individual directors have been assessed on an informal basis as to their effectiveness and contribution. The Board encourages discussion among members as to evaluation of its effectiveness as a whole and of each individual director. All directors are free to make suggestions for improvement of the Board’s practices at any time and are encouraged to do so.

While the Board has not yet completed a formal assessment process, the Board will be responsible for annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director. The Governance Committee will be responsible for determining and managing the processes for regularly assessing the effectiveness and contribution of the Board, each Board committee and each individual director, with a view to continuous improvement of Board and committee operations. Such assessments will consider:

(a)         in the case of the Board, its mandate;

(b)         in the case of a Board committee, the committee’s charter;

(c)          in the case of an individual director, the applicable position description(s), including the Position Description for Directors; and

(d)         monitoring the attendance of each individual director at Board meetings.

Following completion of such assessments, the Committee will identify areas for improvement, if any, and will monitor implementation of any measures designed to address such areas for improvement, if any. The Committee will periodically update the Board on progress in addressing areas for improvement, if any.

The Board expects to conduct its first formal assessment process in 2020.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company’s best interests. To ensure adequate Board renewal, the Governance Committee will be responsible for conducting regular Board, committee and directors assessments (see above). These assessments will evaluate the tenure and performance of individual directors and review the composition and effectiveness of the Board and its committees. The results of these assessments will be reported to the Board, together with recommendations, if any, regarding the composition of the Board.

POLICIES REGARDING THE REPRESENTATION OF WOMEN

In identifying suitable candidates for nomination to the Board, the Governance Committee and the Board has not specifically considered the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. Rather, the Governance Committee and the Board have made their nomination and appointment decisions based on merit, regardless of gender, by assessing whether a person’s skills and experience are appropriate for a Board position. The Board has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board, it is unnecessary at this time to adopt a written policy regarding the identification and nomination of women directors, nor has it adopted a target regarding women on the Board. Currently, there is one woman on the Board (or currently 16% of the Board is comprised of women).

The Company has not specifically considered the level of representation of women in executive officer positions when making executive officer appointments, nor has it adopted a target regarding women in executive officer positions. Currently, there are no women (0%) serving in executive officer positions at the Company.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

For 2019, our six most highly-paid named executive officers (“NEOs”), were:

•           Mark Smith*, Chief Executive Officer (“CEO”);

•           Paulo Misk*, President and CEO;

•           Ernest Cleave, Chief Financial Officer (“CFO”);

•           Luciano Chaves, Vice President of Finance and Administration;

•           David Harris, Corporate Controller; and

•           Alvaro Resende, Director, Production.

*Mr. Misk succeeded Mr. Smith as Chief Executive Officer on September 8, 2019, following his resignation from the Company.

Compensation Philosophy

Our compensation philosophy is premised on the belief that, to attract and retain talented individuals, we must provide competitive compensation and incentives which align with our long-term interests. Accordingly, the Compensation Committee and the Board recognize that a portion of total compensation must be variable and linked to corporate and individual achievements tied to our strategic plan. This helps to align the interests of management with the long-term interests of our shareholders.

Compensation Committee

The Board established the Compensation Committee to assist it in fulfilling its obligations relating to compensation, succession planning and other human resources matters. The members of the Compensation Committee are Alberto Arias, David Brace and Koko Yamamoto, each of whom are considered independent under NI 58-101. For additional information with respect to the Compensation Committee, see the information under the headings “Statement of Corporate Governance Practices — Committees of the Board — Compensation Committee; and Compensation” and “Statement of Executive Compensation — Compensation Discussion and Analysis — Compensation Governance”.

The responsibilities of the Compensation Committee are set forth in its Charter, which is posted on Largo’s website at www.largoresources.com.

Role of Management

Members of senior management assist the Compensation Committee by compiling information to be used in the Compensation Committee’s determinations and reporting on historical compensation levels, methods of compensation, compensation practices of industry peers, achieved performance relative to corporate and individual objectives, succession planning and recent compensation trends and regulatory initiatives.

The Compensation Committee relies, in part, on the CEO to review the performance of the other NEOs and to make recommendations to the Compensation Committee in this regard. Given the direct reporting relationship between the CEO and the other NEOs, the Compensation Committee believes the CEO is in the best position to directly assess the performance of the other senior executives. While the CEO typically attends Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his performance or compensation.

Elements of Executive Compensation

Base Salary

The Compensation Committee believes that the base salaries of our NEOs must be sufficiently competitive in the market to enable recruitment and encourage retention, while reflecting the scope of responsibility, skill and experience of each NEO. Encouraging retention is especially important in years when, due to low vanadium prices and other factors beyond our control, our financial performance warrants significantly lower annual bonuses and long-term incentive awards. As base salary represents a reference for other compensation elements, attention is paid to appropriately positioning salaries, taking into account the base salaries of individuals with similar roles within Largo and in comparator groups.

Short-Term Cash Incentives

An annual cash incentive bonus is a variable component of executive compensation based on corporate and individual performance. This form of short-term incentive motivates executives to achieve objectives that support the realization of shareholder value and enables recognition of initiatives that improve our operational efficiency, health, safety and environmental record, attainment of financial objectives and execution of strategic initiatives.

Long- Term Share-Based and Option-Based Awards

The stock option (“Option”) and restricted share unit (“RSU”) components of the executive compensation package are provided to focus management’s attention on corporate performance over a period of time longer than one year in recognition of long term horizons for return on investments and strategic decisions. The level of Option and/or RSU awards given to each NEO is determined by his or her position, his or her potential future contributions to the Company and the number and terms of Option and RSU awards previously granted to the NEO. All equity based awards are reviewed by the Compensation Committee and the Board. The Compensation Committee and the Board determine a meaningful level of award for employees ranging from key employees to the CEO. The level of equity based awards is also influenced by the number of executives and key employees in the current year and the likelihood of grants in future years to executives and key employees since the total number of Common Shares available for issuance pursuant to Options and RSUs under the Company’s share compensation plan (the “Share Compensation Plan”), which was approved at the Company’s annual and special meeting of shareholders held on June 29, 2017 and replaces the Company’s previous Option plan (the “Stock Option Plan”) cannot exceed 10% of the Company’s issued Common Shares.

Other than the Share Compensation Plan, the Company does not have any other long term incentive plans pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities).

A summary of the Share Compensation Plan is provided below under the heading “Equity Compensation Plan Information — Share Compensation Plan”.

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and housing and other subsidies and entitlements for executives who relocate at Largo’s request.

Risk of Compensation Policies and Practices

The Board and the Compensation Committee have not formally considered the implications of the risks associated with the Company’s compensation policies and practices. The discretionary nature of Options and RSU awards under the Share Compensation Plan are significant elements of the Company’s compensation plans and provide the Board and the Compensation Committee with the ability to reward historical performance and behaviour that the Board and the Compensation Committee consider to be aligned with the Company’s best interests.

The Board believes that the executive compensation program should not raise its overall risk profile. Accordingly, the Company’s executive compensation program includes safeguards designed to mitigate compensation risks. The following measures impose appropriate limits to avoid excessive or inappropriate risk taking or payments:

•           vesting requirements for Options and RSUs and Option terms of 5 years discourage excessive risk taking to achieve short-term goals;

•           recommendation of discretionary bonus payments to the Board by the Compensation Committee who are specifically tasked with determining allocation; and

•           implementation of trading blackouts prescribed by the Company’s Insider Trading Policy to limit the ability of officers of the Company to trade in securities of the Company.

Inappropriate and excessive risks by executives are also mitigated by review of the Board, at which, activity by the executives must be approved by the Board if such activity is outside previously Board-approved actions and/or as set out in a Board-approved budget. Given the current composition of the Company’s executive management team, the Board and the Compensation Committee are able to closely monitor and consider any risks which may be associated with the Company’s compensation practices. Risks may also be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed, including executive compensation.

Purchase of Financial Instruments

The Company’s Insider Trading Policy prohibits an NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return on $100 invested in the Common Shares on December 31, 2014 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five most recently completed financial years.

Cumulative Shareholder Returns

	Dec. 31, 2014	2015	2016	2017	2018	2019
Largo Resources Ltd.	100	17	28	76	161	56
S&P/TSX Composite Index	100	89	104	111	98	117
S&P/TSX Global Mining Index	100	72	102	117	109	133

As shown in the foregoing graph, the Company’s performance has largely trailed the performance of the S&P/TSX Composite Index and S&P/TSX Global Mining Index. In 2018 and part of 2019 Largo’s performance dramatically improved, in part, as a result of global vanadium market supply and demand imbalance, and the price-inelastic nature of vanadium. In 2019 the price of V2O5 decreased materially and from January 2020 to March 2020, the price of V2O5 has experienced volatility and any gains realized over the period have been tempered by fears of a global economic slowdown from the COVID-19 pandemic.

Market conditions have been volatile and have particularly impacted the junior mining sector. Market conditions and associated long term market uncertainties have an impact on officer compensation decisions; however, the Compensation Committee also considers the performance of the officers and the achievement of milestones.

Compensation Governance

The Compensation Committee is responsible for reviewing Largo’s overall compensation philosophy and reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans. The Board, as a whole, ultimately determines compensation for the directors, its CEO, CFO and other officers (including other NEOs) on the advice of the Compensation Committee. In performing its duties, the Compensation Committee has the authority to engage and compensate any outside advisor, including executive compensation consultants that it determines to be necessary or advisable to carry out its responsibilities.

Summary Compensation Table

The following table summarizes the compensation paid during the three financial years ended December 31, 2019, 2018 and 2017 in respect of the NEOs.

				Option-	Non-equity incentive plan compensation ($)
Name and principal position	Year Ended	Salary ($)(1)	Share- based awards ($)	based awards ($)(2)	Annual incentive plans (3)	Long-term incentive plans	All other compensation ($)(4)	Total compensation ($)
Mark Smith CEO and a Director	2019	428,154	1,200,554	Nil	600,000	Nil	NIl	2,228,708
	2018	539,349	674,716	Nil	840,870	Nil	Nil	2,054,935
	2017	526,437	Nil	Nil	Nil	Nil	Nil	526,437
Paulo Misk President, CEO and a Director	2019	572,196	475,219	Nil	237,500	Nil	Nil	1,284,915
	2018	445,638	227,014	Nil	382,525	Nil	Nil	1,055,177
	2017	352,743	Nil	233,587	143,114	Nil	Nil	495,857
Ernest Cleave CFO	2019	400,000	400,186	Nil	200,000	Nil	Nil	1,000,186
	2018	359,167	212,377	Nil	365,000	Nil	Nil	936,544
	2017	322,500	Nil	3,905	Nil	Nil	Nil	326,405
Luciano Chaves VP Finance and Administration, Brazil	2019	373,737	255,103	Nil	170,000	Nil	Nil	798,854
	2018	335,096	157,551	Nil	240,595	Nil	Nil	733,243
	2017	326,412	Nil	7,038	94,470	Nil	Nil	427,920
David Harris Corporate Controller	2019	225,000	225,103	Nil	90,000	Nil	Nil	540,103
	2018	210,417	96,536	Nil	155,000	Nil	Nil	461,953
	2017	195,375	Nil	26,812	Nil	Nil	Nil	195,375
Alvaro Resende Director, Production	2019	205,590	109,315	Nil	76,435	Nil	Nil	391,340
	2018	187,624	Nil	Nil	89,776	Nil	Nil	277,400
	2017	178,453	Nil	Nil	44,105	Nil	Nil	222,558

Notes:

(1)         All compensation paid to all NEOs listed has been paid under executive employment agreements between the Company (or its operating subsidiary) and each such NEO as more particularly described under the heading “Statement of Executive Compensation — Employment Contracts and Termination and Change of Control Benefits” of this Circular.

(2)         The grant date fair value is a theoretical value determined using the Black Scholes pricing model for Options granted during the year. Under Black Scholes, the Options on the date of grant have no intrinsic value as the exercise price is the closing price of the Common Shares on the preceding date. Each NEO does not receive any value until each of the following occur: (i) the Options vest and (ii) and they are exercised. Generally, the Options will only be exercised where the exercise price is less than the trading price. Existing Options were priced under the provisions of the Share Compensation Plan which provide that such Options are to be priced at the weighted average trading price of the Common Shares on any exchange in Canada where the Common Shares are listed (including the TSX) for the last five trading days prior to the date of grant.

(3)         Compensation paid in the form of discretionary performance-based bonuses.

(4)         Any other benefits received by any NEO did not exceed the lesser of $50,000 and 10% of the total annual compensation for such NEO.

Outstanding Incentive Plan Awards

The following table provides information regarding those incentive plan awards for each NEO outstanding as of December 31, 2019 which have also not expired as of the date of this Circular.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout valued of vested share-based awards not paid out or distributed ($)
Paulo Misk President, CEO and a Director	400,000	200,000 at $0.70 200,000 at $0.455	June 17, 2020 Sept. 16, 2021	58,000 107,000	221,644	219,428	N/A
Ernest Cleave CFO	441,700	150,400 at $0.70 291,300 at $0.455	June 17, 2020 Sept. 16, 2021	43,616 155,846	192,751	190,823	N/A
Luciano Chaves Vice President of Finance and Administration, Brazil	386,000	259,000 at $0.70 127,000 at $0.455	June 17, 2020 Sept. 16, 2021	75,110 67,945	129,255	127,962	N/A
David Harris Corporate Controller	60,000	60,000 at $0.455	Sept. 16, 2021	32,100	101,824	100,806	N/A
Alvaro Resende Director, Production	Nil	N/A	N/A	N/A	35,959	35,599	N/A

Notes:

(1)         Calculated using the closing price of Common Shares on the TSX on December 31, 2019 of $0.99 per Common Share, less the exercise price of the Options granted.

(2)         Calculated using the closing price of Common Shares on the TSX on December 31, 2019 of $0.99 per Common Share.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned of incentive plan awards for each NEO for the financial year ended December 31, 2019.

Name(2)	Option-based awards — Value vested during the year ($)(1)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Paulo Misk President, CEO and a Director	Nil	63,363	N/A
Ernest Cleave CFO	Nil	59,278	N/A
Luciano Chaves Vice President of Finance and Administration, Brazil	Nil	43,975	N/A
David Harris Corporate Controller	Nil	26,945	N/A

Name(2)	Option-based awards — Value vested during the year ($)(1)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Alvaro Resende Director, Production	Nil	Nil	N/A

Notes:

(1)         Calculated using the closing price of Common Shares on the applicable vesting dates and the applicable exercise prices.

(2)         Mr. Mark Smith resigned as President, Chief Executive Officer and a Director of the Company effective September 8, 2019. Prior to Mr. Smith’s departure, Nil Options and Nil RSUs vested in 2019, and Nil Options and 783,215 RSUs vested concurrently with Mr. Smith’s departure on September 8, 2019.

Pension Plan Benefits

The Company has no pension plan, deferred compensation plan or other programs related to retirement funding.

Directors’ and Officers’ Insurance and Indemnification

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Company has purchased in respect of directors and officers an aggregate of $90,000,000 in coverage. The approximate amount of premiums paid by the Company in 2019 in respect of such insurance was $223,398.

Employment Contracts and Termination and Change of Control Benefits

The following describes the respective employment agreements entered into by the Company and the NEOs.

Mark Smith

Mr. Mark Smith resigned as President, Chief Executive Officer and director of the Company effective September 8, 2019. As part of his separation from the Company, Mr. Smith was paid $1,200,000, and 783,215 RSUs vested.

Paulo Misk

On September 8, 2019, the Company appointed Mr. Misk President, Chief Executive Officer and Director of the Company. Apart from changes to Mr. Misk’s compensation and title, there were no other changes to Mr. Misk’s employment agreement. Under this contract Mr. Misk is entitled to compensation of $600,000 per annum, subject to the Company’s internal policies, plus any such increments thereto, bonuses and grants of Options as the Board may from time to time determine. This agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Misk is entitled to the equivalent of two (2) times his effective annual salary in the form of a lump sum payment within 30 days of the termination date in addition to unpaid salary owed. Any unvested equity compensation issued pursuant to the Share Compensation Plan will also vest on such termination, subject only to limitations imposed by the TSX. In the event that there is a Change of Control of the Company (as defined below), and the Company within one year from the date of such Change of Control elects to have Mr. Misk’s appointment terminated then the Company shall pay Mr. Misk three (3) times his effective annual salary. Mr. Misk will also receive three (3) times his effective annual salary if on a Change of Control his duties are materially changed or there is a material reduction in Mr. Misk’s salary or material adverse change in work location or work conditions and Mr. Misk elects to terminate the agreement.

Ernest Cleave

The Company entered into an executive employment contract with Ernest Cleave effective July 10, 2015. Under this contract Mr. Cleave is entitled to compensation of $400,000 per annum, subject to review by the Board, plus any such increments thereto, bonuses and grants of Options under the Share Compensation Plan as the Board may from time to time determine. This agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Cleave is entitled to the equivalent of two (2) times his effective annual salary in the form of a lump sum payment within 30 days of the termination date. Any unvested equity compensation issued pursuant to the Share Compensation Plan will also vest on such termination, subject only to limitations imposed by the TSX. In the event that there is a Change of Control of the Company (as defined below), and the Company within one year from the date of such Change of Control elects to have Mr. Cleave’s appointment terminated then the Company shall pay Mr. Cleave three (3) times his effective annual salary. Mr. Cleave will also receive three (3) times his effective annual salary if on a Change of Control his duties are materially changed or there is a material reduction in Mr. Cleave’s salary or material adverse change in work location or work conditions and Mr. Cleave elects to terminate the agreement.

Luciano Chaves

Vanádio de Maracás S.A., the Company’s operating subsidiary, being a corporation duly organized in Brazil, entered into an executive employment contract with Luciano Chaves effective November 14, 2017, as amended as of August 1, 2018. Under this contract Mr. Chaves is entitled to compensation of $340,000 per annum, subject to the Company’s internal policies, plus any such increments thereto, bonuses and grants of Options as the Board may from time to time determine. This agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Chaves is entitled to the equivalent of two (2) times his effective annual salary in the form of a lump sum payment within 30 days of the termination date in addition to unpaid salary owed. Any unvested equity compensation issued pursuant to the Share Compensation Plan will also vest on such termination, subject only to limitations imposed by the TSX. In the event that there is a Change of Control of the Company (as defined below), and the Company within one year from the date of such Change of Control elects to have Mr. Chaves’ appointment terminated then the Company shall pay Mr. Chaves three (3) times his effective annual salary. Mr. Chaves will also receive three (3) times his effective annual salary if on a Change of Control his duties are materially changed or there is a material reduction in Mr. Chaves’ salary or material adverse change in work location or work conditions and Mr. Chaves elects to terminate the agreement.

David Harris

The Company entered into an executive employment contract with David Harris effective July 6, 2015. Under this contract Mr. Harris is entitled to compensation of $225,000 per annum, subject to review by the Board, plus any such increments thereto, bonuses and grants of Options under the Share Compensation Plan as the Board may from time to time determine. This agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Harris is entitled to the equivalent of two (2) times his effective annual salary in the form of a lump sum payment within 30 days of the termination date. Any unvested equity compensation issued pursuant to the Share Compensation Plan will also vest on such termination, subject only to limitations imposed by the TSX. In the event that there is a Change of Control of the Company (as defined below), and the Company within one year from the date of such Change of Control elects to have Mr. Harris’ appointment terminated then the Company shall pay Mr. Harris three (3) times his effective annual salary. Mr. Harris will also receive three (3) times his effective annual salary if on a Change of Control his duties are materially changed or there is a material reduction in Mr. Harris’ salary or material adverse change in work location or work conditions and Mr. Harris elects to terminate the agreement.

Alvaro Resende

Vanádio de Maracás S.A., the Company’s operating subsidiary, being a corporation duly organized in Brazil, entered into an executive employment contract with Alvaro Resende effective August 08, 2016, as amended as of September 1, 2018. Under this contract Mr. Resende is entitled to compensation of $238,560 per annum, subject to the Company’s internal policies, plus any such increments thereto, bonuses and grants of Options as the Board may from time to time determine. This agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Resende is entitled to the equivalent of one (1) time his effective monthly salary + (0.4) monthly salary per year worked in the form of a lump sum payment within 10 days of the termination date in addition to unpaid salary owed

As used herein, “Change of Control” shall be defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Business Corporations Act (Ontario) of: (1) shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such persons would be entitled to exercise 50% or more of the votes entitled to be cast at a meeting of the shareholders of the Company; (2) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such persons would be entitled to exercise 50% or more of the votes entitled to be cast at a meeting of the shareholders of the material subsidiary; or (3) more than 50% of the material assets of the Company, including the acquisition of more than 50% of the material assets of any material subsidiary of the Company.

Other Arrangements

Other than as disclosed above, the Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the NEOs in the Company’s most recently completed or current fiscal year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Change of Control Payment Chart

The estimated incremental payments, payables and benefits that would have been paid to the NEOs pursuant to the above noted agreements (those that have not resigned or been terminated as of the date of this Circular) in the event of termination without cause or after a Change of Control on December 31, 2019 is detailed below:

Named Executive Officer	Termination Without Cause	Termination on a Change of Control
Paulo Misk
Salary	$1,200,000	$1,800,000
RSUs(1)	$475,219	$475,219
Bonus	0	0
Total	$1,675,219	$2,275,219
Ernest Cleave
Salary	$800,000	$1,200,000
RSUs(1)	$400,186	$400,186
Bonus	0	0
Total	$1,200,186	$1,600,186
Luciano Chaves
Salary	$747,474	$1,121,211
RSUs(1)	$255,117	$255,117
Bonus	0	0
Total	$1,002,591	$1,376,328
David Harris
Salary	$450,000	$675,000
RSUs(1)	$225,103	$225,103
Bonus	0	0
Total	$675,103	$900,103
Alvaro Resende
Salary	$18,889	Nil
RSUs(1)	$109,315	$109,315
Bonus	0	0
Total	$314,905	$109,315

Notes:

(1)               Value of the RSUs that would vest on a Change of Control.

Compensation of Directors

Compensation of directors in the financial period ended December 31, 2019 was determined on a case-by-case basis with reference to the role that each director provides to the Company. The following information details compensation paid in the recently completed financial year.

In addition, directors are entitled to participate in the Share Compensation Plan, which is designed to give each Option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Company.

Executive officers who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors.

During the financial year ended December 31, 2019, directors were granted the fees, Options and bonuses in their capacity as directors of the Company as is set out in the table below (for information Messers Smith and Misk please refer to the section entitled “Summary Compensation Table” above).

Director Compensation Table

The following table provides information regarding compensation paid to the Company’s directors for the financial year ended December 31, 2019, other than Messers Smith and Misk whose compensation was included above under the section entitled “Summary Compensation Table”.

Name	Fees earned ($)(1)	Share- based awards ($)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Alberto Arias(3)	81,875	N/A	114,500	N/A	N/A	196,375
David Brace	57,500	N/A	114,500	N/A	N/A	172,000
Jonathan Lee(3)	29,611	N/A	N/A	N/A	N/A	29,611
Daniel Tellechea	78,125	N/A	114,500	N/A	N/A	192,625
Koko Yamamoto	70,625	N/A	160,300	N/A	N/A	230,925
TOTALS	317,736	N/A	503,800	N/A	N/A	821,536

Notes:

(1)         The Compensation Committee of the Company has set fees to be payable to non-executive directors (all directors other than Mr. Misk) at $35,000 per annum. In addition, it was determined that the chairs of Board committees be paid $15,000 per annum and that committee members be paid $7,500 per annum.

(2)         The values included in the chart relate to vesting expense recorded in 2019.

(3)         Director fees were paid to Arias Resource Capital Management L.P.

Outstanding Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2019. Information regarding outstanding share-based awards and option-based awards received by Messers Smith and Misk for their service as executives is disclosed under the section above entitled “Summary Compensation Table”.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout valued of vested share- based awards not paid out or distributed ($)
Alberto Arias	98,000 200,000 40,000 50,000	0.70 0.455 2.40 3.04	June 17, 2020 Sept. 16, 2021 Aug. 16, 2023 Jan. 14, 2024	28,420 107,000 — —	N/A	N/A	N/A
David Brace	98,000 185,000 40,000 50,000	0.70 0.455 2.40 3.04	June 17, 2020 Sept. 16, 2021 Aug. 16, 2023 Jan. 14, 2024	28,420 107,000 — —	N/A	N/A	N/A
Jonathan Lee	—	—	—	—	—	—	—
Daniel Tellechea	200,000 40,000 50,000	0.455 2.40 3.04	Sept. 16, 2021 Aug. 16, 2023 Jan. 14, 2024	107,000 — —	N/A	N/A	N/A
Koko Yamamoto	40,000 70,000	2.40 3.04	Aug. 16, 2023 Jan. 14, 2024	— —	N/A	N/A	N/A

Notes:

(1)         Calculated using the closing price of Common Shares on the TSX on December 31, 2019 of $0.99 per Common Share, less the exercise price of the Options granted.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2019.

Name	Option-based awards — Value vested during the year ($)(1)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Alberto Arias	114,500	N/A	N/A
David Brace	114,500	N/A	N/A
Jonathan Lee	Nil	N/A	N/A
Daniel Tellechea	114,500	N/A	N/A
Koko Yamamoto	160,300	N/A	N/A

Notes:

(1)         Value, if any, of any Options which vested during 2019 was calculated by multiplying the number of vested Options by the difference between the market price at the time of vesting and the exercise price.

Other Arrangements

Other than as disclosed elsewhere in this Circular, none of the directors of the Company were compensated by the Company during the financial year ended December 31, 2018 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized for Issuance under Equity Compensation Plans

The table below sets out the outstanding Options and RSUs under the Share Compensation Plan (including those issued pursuant to the Stock Option Plan), being the Company’s only compensation plan under which Common Shares are authorized for issuance, as of December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding Options and RSUs	Weighted-average exercise price of outstanding Options, and RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	3,956,087	$0.96	51,497,242
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	3,956,087	$0.96	51,497,242

Stock Option Plan

No new stock options may be granted under the Stock Option Plan. The Stock Option Plan exists only for the purposes of governing the terms of all outstanding stock options that were issued under the Stock Option Plan prior to the adoption of the Company’s Share Compensation Plan (described below) at the annual and special meeting of shareholders held on June 29, 2017. The Stock Option Plan was last ratified and approved by the shareholders of the Company at its annual meeting on June 29, 2016. The total number of outstanding stock options issued (but not exercised) under the Stock Option Plan count towards the maximum number of Options and RSUs issuable under the Share Compensation Plan. Details of the Share Compensation Plan are provided below under “Share Compensation Plan”.

The Stock Option Plan was a “rolling” stock option plan pursuant to which the Company was permitted to grant up to that number of stock options that was equal to 10% of the number of issued and outstanding Common Shares at the time of the stock option grant, from time to time. As of the Record Date, there were an aggregate of 2,543,700 stock options outstanding under the Stock Option Plan, which represents approximately 0.45% of the outstanding Common Shares.

Stock option grants were only permitted to employees, officers and certain consultants of the Company and designated affiliates. The terms and conditions of each stock option granted under the Stock Option Plan were determined by the Board. Stock options were priced in the context of the market and in compliance with applicable securities laws and stock exchange guidelines. The exercise prices of stock options issued under the Stock Option Plan were equal to or greater than the market price of the underlying Common Shares at the time of grant. Vesting terms and term to expiry were determined at the discretion of the Board, provided that no stock option would be outstanding for a period greater than five years.

The Stock Option Plan’s amendment provision provided flexibility to the Board to make certain changes to the Stock Option Plan without shareholder approval. Such amendments included, making appropriate adjustments to outstanding stock options in the event of certain corporate transactions, the addition of provisions requiring forfeiture of stock options in certain circumstances, specifying practices with respect to applicable tax withholdings and changes to enhance clarity or correct ambiguous provisions.

The following amendments to the Stock Option Plan required shareholder approval: (a) increasing the maximum number of Common Shares which may be issued under the Stock Option Plan; (b) materially modifying the requirements as to eligibility for participation in the Stock Option Plan; (c) materially increasing the benefits accruing to participants under the Stock Option Plan and (d) amending the Stock Option Plan amendment provision. These amendments included amending stock options issued under the Stock Option Plan, including with respect to the stock option period, subscription price and method of determining the subscription price and assignability of Options and any extension of eligibility to participate in the Stock Option Plan to non-executive directors of the Company, including any amendments which may increase the limits imposed on non-executive directors’ participation in the Stock Option Plan and extending the expiration date of any stock option.

Stock options are generally cancellable 90 days following the termination of a stock optionholder’s involvement with the Company. Stock options granted under the Stock Option Plan are not assignable. The Company will not provide financial assistance to any stock optionholder to facilitate the exercise of stock options under the Stock Option Plan.

The forgoing is a summary of the Stock Option Plan and is qualified in its entirety to the full text of the Stock Option Plan available on the Company’s profile on SEDAR at www.sedar.com.

Share Compensation Plan

Since the adoption of the Share Compensation Plan at the annual and special meeting of shareholders on June 29, 2017, the Share Compensation Plan governs all new grants of RSUs and Options. The total number of outstanding stock options issued (but not exercised) under the Stock Option Plan count towards the maximum number of Options and RSUs issuable under the Share Compensation Plan. A description of the Stock Option Plan is provided above under “Stock Option Plan”.

The Share Compensation Plan is a 10% “rolling” plan pursuant to which the number of Common Shares which may be issuable pursuant to RSUs and Options granted under the Share Compensation Plan, together with stock options previously granted under the Stock Option Plan and any other Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

The Share Compensation Plan provides participants (each, an “SCP Participant”), who may include participants who are citizens or residents of the United States (each, a “US-SCP Participant”), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the trading price of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined by the Board at the time of the award. See “Share Compensation Plan - Restricted Share Units — Vesting and Deferral Provisions” below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See “Share Compensation Plan - Options — Vesting Provisions” below.

Purpose of the Share Compensation Plan

The Board utilizes the Share Compensation Plan in order to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of SCP Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

SCP Participants include officers or employees of the Company or any officer or employee of any subsidiary of the Company and, with respect to the grant of Options, any non-employee director of the Company or any non-employee director of any subsidiary of the Company, and any consultant (defined under the Share Compensation Plan as a consultant that: (i) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; or (ii) otherwise satisfies the requirements to participate in an “employee benefit plan” as defined in Rule 405 under the United States

Securities Act of 1933, as amended (the “1933 Act”). Non-employee directors of the Company are not eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Company continue to be eligible to participate in respect of Options; however, only on a limited basis. See “Restrictions on the Award of RSUs and Grant of Options” below. Under the Stock Option Plan, directors of the Company had technically been eligible to participate on a discretionary basis without any limits on participation.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the “SCP Administrators”) based on the recommendation of the Compensation Committee. The SCP Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares that are available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan is limited to 10% of the issued and outstanding Common Shares at the time of any grant, less Common Shares issuable pursuant to previously issued options under the Stock Option Plan and any less Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries.

As of the date of this Circular, the Company has 562,975,760 Common Shares issued and outstanding and the aggregate number of Common Shares that may be issuable pursuant to outstanding RSUs (2,404,455) and options (6,775,162) (under the Share Compensation Plan (and the Stock Option Plan) is 9,179,617 Common Shares (being approximately 1.63% of the issued and outstanding Common Shares and approximately 16.31% of the total Common Shares that may be issuable under the Share Compensation Plan). The outstanding RSUs represent approximately 0.43% of the issued and outstanding Common Shares and approximately 4.27% of the total Common Shares that may be issuable under the Share Compensation Plan. The outstanding options represent approximately 1.20% of the issued and outstanding Common Shares and approximately 12.03% of the total Common Shares that may be issuable under the Share Compensation Plan.

Restrictions on the Award of RSUs and Grant of Options

Certain restrictions on awards of RSUs and grants of Options apply as follows:

(a)         the total number of Common Shares reserved and available for grant and issuance pursuant to the Share Compensation Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries);

(b)         the number of Common Shares issuable under the Share Compensation Plan to any one SCP Participant (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 5% of the Common Shares then issued and outstanding;

(c)          the number of Common Shares issuable to insiders under the Share Compensation Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding;

(d)         the number of Common Shares issued to insiders under the Share Compensation Plan within a one-year period (together with those Common Shares that are issued pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding; and

(e)          the number of Common Shares reserved for issuance to SCP Participants who are non-employee directors pursuant to Options under the Share Compensation Plan shall be limited to the lesser of:

(i)                                     1% of the Common Shares then issued and outstanding; and

(ii)                                  $1,000,000 in total value of grants that each director receives over the life of the Share Compensation Plan from the effective date thereof or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units

The total number of RSUs that may be awarded shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

Mechanics for RSUs

RSUs awarded to SCP Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU awarded will conditionally entitle the holder thereof to receive one Common Share upon achievement of the vesting criteria. RSUs awarded under the Share Compensation Plan will be redeemed for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the award have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by purchasing Common Shares in the open market or by making a lump sum cash payment of equivalent value.

Vesting and Deferral Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the SCP Administrators will determine the vesting criteria applicable to the awarded RSUs and the Deferred Payment Date; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the SCP Administrators may approve from time to time) (each an “RSU Agreement”); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

RSUs may be awarded with both time-based vesting provisions as a component of the Company’s annual incentive compensation program, and performance-based vesting provisions as a component of the Company’s long-term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

The Share Compensation Plan is amended to enable Participants (as defined in the plan) to elect to defer the receipt of all or any part of their entitlement to Shares upon the grant and vesting of an RSU, as applicable, until a date following the vesting of such RSU as may be determined by the Administrators (as defined in the plan), or as otherwise set out in the plan (such date being the Deferred Payment Date). Participants who elect to set a Deferred Payment Date shall be required to provide prior notice to the Company of such date and, subject to certain restrictions, may change a Deferred Payment Date by providing prior notice to the Company.

The Share Compensation Plan is also amended to enable a Participant to elect, subject to the consent of the Administrators, to redeem such portion (and only such portion) of its vested RSUs for a cash amount equal to the Withholding Obligations (as defined in the plan) associated with the aggregate number of RSUs to be redeemed.

Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, any and all Common Shares corresponding to any vested RSUs will be issued (and with respect to each RSU of a US-SCP Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting); and unless otherwise determined by the SCP Administrators in their discretion, any unvested RSUs will automatically be forfeited and cancelled (and with respect to any RSU of a US-SCP Participant, if the SCP Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting of such Restricted Share Unit as set forth in the applicable RSU Agreement.) Notwithstanding the above, if a person retires in accordance with the Company’s retirement policy at such time, any unvested performance-based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Options

The total number of Common Shares that may be issuable on exercise of Options shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time.

Mechanics for Options

Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan’s reserve.

Vesting Provisions

The Share Compensation Plan provides that unless otherwise determined by the SCP Administrators, Options shall vest and become exercisable in respect of 33 1/3% of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the grant date of such Options.

Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the SCP Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options will be (whether or not then exercisable) automatically cancelled.

Other Terms

Cashless exercise of Options shall only be available to an SCP Participant who was granted and is exercising such Options outside the United States in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada, the SCP Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options. If an eligible SCP Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators, a sufficient number of the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the SCP Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Company and the SCP Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Company may not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

The SCP Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the “Fair Market Value” of a Common Share (defined in the Share Compensation Plan as the weighted average trading price of a Common Share on any exchange in Canada for the last five trading days or, if the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day will be determined by the SCP Administrators with reference to such factors or such information as the SCP Administrators in their discretion deem appropriate) on the date the Option is granted. The exercise price of Options granted to US-SCP Participants shall not be less than the greater of (i) the Fair Market Value of a Common Share on the grant date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the date the Option is granted.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

The Share Compensation Plan provides that any unvested Options will vest at such time as determined by the SCP Administrators such that SCP Participants will be able to participate in a Change of Control, as defined in the Share Compensation Plan, including by surrendering such Options to the Company or a third party or exchanging such Options, for consideration in the form of cash or other securities. Additionally, any exchange, substitution or amendment of Options of US-SCP Participants will occur only to the extent and in a manner that is permitted under the Code and the 1933 Act.

Unless otherwise determined by the Board, in the event of a Change of Control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of an SCP Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the SCP Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto. Changes or adjustments to Options and RSUs of US-SCP Participants will be in accordance with the requirements of the Code and will comply with the vesting provisions of the Share Compensation Plan. The SCP Administrators will adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to reorganizations.

If there is a Change of Control transaction, the SCP Administrators may, in their sole discretion, determine that any or all unvested RSUs and any or all Options shall vest or become exercisable, as applicable, at such time and in such manner as determined by the SCP Administrators in their sole discretion such that SCP Participants will be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Company or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the SCP Administrators, subject, in the case of a US-SCP Participant, to the applicable requirements of Section 409A of the Code.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any SCP Participant provided that such amendment will:

(a)         not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and, with respect to RSUs and Options of US-SCP Participants, such amendment will not create adverse tax consequences;

(b)         be subject to any regulatory approvals including, where required, the approval of the TSX and the NYSE American; and

(c)          be subject to shareholder approval, where required, by the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:

(i)                                     amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)                                  amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(iii)                               a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(iv)                              a change to the termination provisions of any Option or RSU (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v)                                 the introduction of features to the Share Compensation Plan that would permit the Company to retain a broker and make payments for the benefit of SCP Participants to such broker who would purchase Common Shares in the open market for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vi)                              the introduction of features to the Share Compensation Plan that would permit the Company to make lump sum cash payments to SCP Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vii)                           the introduction of a cashless exercise feature (payable in cash or securities), which would provide for up to the full deduction of the number of underlying securities from the Share Compensation Plan reserve; and

(viii)                        change the application of Reorganization Adjustments provisions in section 6.3 or the Change of Control provisions in section 6.2).

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a)         change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b)         increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”;

(c)          permit the award of RSUs to non-employee directors of the Company or a change in the limitations on grants of Options to non-employee directors;

(d)         permit RSUs or Options to be transferable or assignable other than for normal estate settlement purposes;

(e)          reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(f)           extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(g)          amend the amendment provisions in Section 6.4 of the Share Compensation Plan.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise of any person who: (i) has been a director or executive officer of Largo at any time since January 1, 2019; (ii) is a proposed nominee for election as a director of Largo; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular and during the financial year ended December 31, 2019, no director or executive officer of the Company or proposed nominee for election as a director (and each of their associates) was indebted, including under any securities purchase or other program, to (i) the Company or any of its subsidiaries, or (ii) any other entity which is, or was at any time during the financial year ended December 31, 2019, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as such term is defined under applicable securities laws) of the Company or proposed nominee for election as a director (and each of their associates and affiliates) has had any material interest, direct or indirect, in any transaction since January 1, 2019 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries other than as disclosed herein.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2018, which can be found on SEDAR at www.sedar.com. Shareholders may also request copies of these documents from our Manager of Investor Relations by telephone at +1 (416) 861 9797 or by e-mail at aguthrie@largoresources.com.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Largo Resources Ltd.

By Order of the Board of Directors

(signed) “Paulo Misk”
Director and Chief Executive Officer

May 1, 2020

SCHEDULE A
ORDINARY RESOLUTION

RESOLUTION TO APPROVE THE AMENDED SHARE COMPENSATION PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.                                         The Amended Share Compensation Plan, as substantially described in the Circular with respect to the Meeting, be and is hereby approved, and confirmed;

2.                                         all unallocated RSUs and Options under the Amended Share Compensation Plan are hereby authorized, and approved;

3.                                         the Board be and is hereby authorized to reserve a sufficient number of Shares to satisfy the requirement of the Amended Share Compensation Plan;

4.                                         the Board be and is hereby authorized to grant RSUs and Options under the Amended Stock Option Plan until June 8, 2023, being the date that is three years from the date where shareholder approval is being sought; and

5.                                         any one director or senior officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

SCHEDULE B
BOARD MANDATE

LARGO RESOURCES LTD.
MANDATE OF THE BOARD OF DIRECTORS

I.                GENERAL

1.                                      Mandate

The board of directors (the “Board”) of Largo Resources Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation including the supervision of the management of the business and the affairs of the Corporation and for acting in the best interests of the Corporation. The Board acts in accordance with the Business Corporations Act (Ontario); the Corporation’s Articles of Incorporation; the Corporation’s Code of Business Conduct and Ethics; this Mandate and the charters of the Board’s committees and other applicable laws and policies.

2.                                      Board Committees

(a)                                 To assist it in exercising its responsibilities, the Board has established three standing committees of the Board:

(i)                                     an audit committee (the “Audit Committee”);

(ii)                                  a compensation committee (the “Compensation Committee”); and

(iii)                               a governance and nominating committee (the “Governance Committee”).

The Board may establish other standing committees, from time to time.

(b)                                 Each committee will have a written charter. At a minimum, each charter will clearly establish the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter will be reviewed by the Board (or a committee thereof) on an annual basis.

(c)                                  The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

II                                      PROCEDURAL MATTERS

1.                                      Composition

A majority of the members of the Board shall be independent within the meaning of all applicable Canadian securities laws and the rules of the TSX, unless exempted thereunder.

2.                                      Board Structure and Operations

(a)                                 Chair

(i)                                     The Board will appoint an independent director to act as Chair of the Board. If the Board determines that this is not appropriate in the circumstances and instead appoints a non-independent director, who shall not also be a member of management of the Corporation, to act as Chair of the Board, the Board will also appoint an independent director to act as Lead Director, who shall not also be a member of management of the Corporation. Either an independent Chair of the Board or a Lead Director will act as the effective leader of the Board, including chairing Board meetings and ensuring that the Board’s agenda will enable it to successfully carry out its duties.

(ii)                                  If the Chair of the Board or Lead Director, if applicable, is absent or unable or unwilling to act, the directors present at the meeting will choose one of their number to be chair of the meeting.

(iii)                               The Chair of the Board and the Lead Director, as applicable, may be removed at any time at the discretion of the Board.

(iv)                              If in any year the Board does not appoint a Chair or Lead Director, if applicable, the incumbent Chair and Lead Director, if applicable, will each continue in office until a successor is appointed.

(b)                                 Meetings

(i)                                     The Chair of the Board or Lead Director, if applicable, in consultation with Board members, will determine the schedule and frequency of Board meetings. However, the Board will meet at least four times per year. A quorum of the Board may, at any time, call a meeting of the Board.

(ii)                                  The Chair of the Board or Lead Director, if applicable, is responsible for developing and setting the agenda for Board meetings, with the assistance of Board members, the Chief Executive Officer (the “CEO”) and the Secretary of the Corporation. Appropriate materials will be provided to the Board in advance of meetings, although the Board recognizes that in certain cases this may not be possible. Materials presented to the Board should be as concise as possible, while providing sufficient information for the directors to make an informed judgment.

(c)                                  Notice

Notice of the time and place of every meeting will be given in writing to each member of the Board not less than 48 hours before the time when the meeting is to be held but if a Board member or the CEO considers it a matter of urgency that a meeting of the Board be convened, he or she may give notice of a meeting by means of any telephone, electronic or other communication facility no less than one hour before the meeting.

(d)                                 Quorum

A majority of the Board constitutes a quorum at any meeting of the Board.

(e)                                  Attendees

The Board may invite such officers and employees of the Corporation and advisors as it sees fit from time to time to attend a meeting of the Board and assist in the discussion and consideration of matters relating to the Board.

(f)                                   In Camera Sessions

The Board will reserve a portion of each Board meeting for the independent directors to meet without any members of management or other non-independent directors present.

(g)                                  Records

Minutes of meetings of the Board will be recorded and maintained by the Secretary of the Corporation and will be subsequently presented to the Board for review and approval.

3.                                      Board Mandate Review

The Board will review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board.

III                                 RESPONSIBILITIES

The Board is responsible for the stewardship of the Corporation, including the supervision of management of the business and the affairs of the Corporation. As part of this mandate, the Board approves decisions that affect the Corporation before they are implemented. As a part of its overall responsibility for the stewardship of the Corporation, the Board assumes responsibility for the following:

1.                                      Stewardship

The Board sets and supervises standards of corporate governance that establishes a culture of integrity throughout the Corporation, and guides the operations of the Corporation and management in compliance with the Corporation’s constating documents and Ontario corporate law, securities legislation in each jurisdiction in which the Corporation is a reporting issuer, and other applicable laws.

2.                                      Supervising Management of the Corporation

The Board is responsible for supervising the management of the business and affairs of the Corporation, including:

(a)                                 designating the offices of the Corporation, appointing such officers, specifying their duties and delegating to them the power to manage the day-to-day business and affairs of the Corporation in accordance with the instructions of the Board;

(b)                                 overseeing the review of such officers’ performance and effectiveness; and

(c)                                  acting in a supervisory role, such that any duties and powers not delegated to the officers of the Corporation remain with the Board and its committees.

3.                                      Strategic Planning

The Board is actively involved in the Corporation’s strategic planning process. Management discusses and reviews materials relating to the strategic plan with the Board. The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business. Following the completion of each year, the Board undertakes a review of the strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports from management throughout the year on the current and proposed operations of the Corporation and reviews opportunities and assesses risks so that the plan can be adjusted.

4.                                      Risk Management and Compliance

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Corporation have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time, appoint management, board members or advisors to assist in assessing different risks.

5.                                      Financial and Other Reporting, Internal Controls and Information Technology Systems

The Board is responsible for overseeing the Corporation’s financial and other reporting, internal controls and information technology systems. The effectiveness and integrity of the Corporation’s internal control and management information systems contribute to the effectiveness of the Board and the Corporation. To maintain the effectiveness and integrity of the Corporation’s financial controls, the Board provides oversight and monitors internal control and management information systems. To assist it with these responsibilities, the Board has established the Audit Committee.

6.                                      Compensation, Succession Planning and other Human Resources Matters

The Board is responsible for overseeing:

(a)                                 compensation matters (including compensation of officers and other senior management personnel and approving the Corporation’s annual compensation budget);

(b)                                 succession planning (including appointing, training and monitoring senior management); and

(c)                                  the health and safety of the Corporation’s employees.

In particular, the Board annually identifies key individuals of the Corporation and, in consultation with management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Corporation’s policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of other senior management.

To assist it with these responsibilities, the Board has established the Compensation Committee.

7.                                      Code of Business Conduct and Ethics

The Board is responsible for adopting a written code of business conduct and ethics (the “Code”), applicable to directors, officers and employees of the Corporation. The Code constitutes written standards that are reasonably designed to promote integrity and deter wrongdoing and addresses the following issues:

(a)                                 conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b)                                 protection and proper use of corporate assets and opportunities;

(c)                                  confidentiality of corporate information;

(d)                                 fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees;

(e)                                  compliance with laws, rules and regulations; and

(f)                                   reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code. Any waivers from the Code that are granted for the benefit of the Corporation’s directors or executive officers will be granted by the Board (or a Board committee) only. To assist it with these responsibilities, the Board has established the Governance Committee.

8.                                      Timely Disclosure, Confidentiality and Insider Trading Policy and Feedback

The Timely Disclosure, Confidentiality and Insider Trading Policy governs communication with shareholders and others and reflects the Corporation’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Corporation’s relationship with its shareholders.

The Corporation’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Corporation.

9.                                      Corporate Governance

The Board has overall responsibility for developing the Corporation’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and evaluating the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices (including the mandate of the Board and the charters of its committees and corporate governance related policies and procedures). To assist it with these responsibilities, the Board has established the Governance Committee.

10.                               Other Board Matters

(a)                                 Position Descriptions

The Board is responsible for:

(i)                                     developing clear written position descriptions for the Chair of the Board, the Lead Director, if applicable, and the Chair of each Board committee; and

(ii)                                  together with the CEO, developing a clear position description for the CEO.

(b)                                 Orientation and Continuing Education

The Board is responsible for arranging:

(i)                                     for new directors to receive a comprehensive orientation, so that they fully understand:

(A)                               the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Corporation expects from its directors), and

(B)                               the nature and operation of the Corporation’s business; and

(ii)                                  continuing education opportunities for all directors, so that they may:

(A)                               maintain or enhance their skills and abilities as directors, and

(B)                               ensure that their knowledge and understanding of the Corporation’s business remains current.

(c)                                  Regular Board Assessments

The Board is responsible for annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director. Such assessments should consider:

(i)                                     in the case of the Board, this Mandate;

(ii)                                  in the case of a Board committee, the committee’s charter; and

(iii)                               in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

(d)                                 Nomination of Directors

The Board is also responsible for identifying individuals qualified to become new Board members and recommending the new director nominees for the next annual meeting of shareholders. Prior to nominating or appointing individuals as directors, the Board should:

(i)                                     consider what competencies and skills the Board, as a whole, should possess;

(ii)                                  assess what competencies and skills each existing director possesses; and

(iii)                               consider the appropriate size of the Board, with a view to facilitating effective decision-making.

To assist it with these responsibilities, the Board has established the Governance Committee.

(e)                                  Outside Advisors

In performing its functions, the Board is entitled to rely on the advice, reports and opinions of management, counsel, accountants, auditors and other expert advisors. The Board has the authority to retain and approve the fees and retention terms of its outside advisors.

Approved and adopted: May 27, 2019

SCHEDULE C
 AMENDED SHARE COMPENSATION PLAN

LARGO RESOURCES LTD.
AMENDED AND RESTATED SHARE COMPENSATION PLAN

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               Definitions: For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a)                                 “1933 Act” means the United States Securities Act of 1933, as amended;

(b)                                 “Account” has the meaning attributed to that term in section 4.9;

(c)                                  “Administrators” means the Board or such other persons as may be designated by the Board from time to time;

(d)                                 “Associate” has the meaning attributed to that term in the Securities Act (Ontario);

(e)                                  “Award Date” means the date or dates on which an award of RSUs is made to a Participant in accordance with section 4.1;

(f)                                   “Blackout Period” means the period during which designated directors, officers and employees of the Corporation cannot trade the Common Shares pursuant to the Corporation’s policy respecting restrictions on directors’, officers’ and employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider is subject);

(g)                                  “Board” means the board of directors of the Corporation from time to time;

(h)                                 “Business Day” means each day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario, Canada;

(i)                                     “Change of Control” means:

(i)                                     the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Corporation to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation (provided that prior to the Offer, the offeror together with its affiliates and related parties was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation),

(ii)                                  the completion of a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity, or

(iii)                               the completion of a sale whereby all or substantially all of the Corporation’s undertakings and assets become the property of any other entity and the voting shareholders of the Corporation immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(j)                                    “Clawback Policy” means the clawback policy of the Corporation as determined by the Board, and as it may be amended, replaced, or restated from time to time;

(k)                                 “Code” means the U.S. Internal Revenue Code of 1986, as amended;

(l)                                     “Common Shares” means the common shares of the Corporation;

(m)                             “Consultant” means a consultant that (i) is an individual that provides bona fide services to the Corporation pursuant to a written contract for services with the Corporation and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities, or (ii) otherwise satisfies the requirements to participate in an “employee benefit plan” as defined in Rule 405 under the 1933 Act registered by the Corporation on Form S-8;

(n)                                 “Corporation” means Largo Resources Ltd., a company existing under the Business Corporations Act (Ontario) and the successors thereof;

(o)                                 “Effective Date” means June 8, 2020;

(p)                                 “Eligible Person” means:

(i)                                     any officer or employee of the Corporation and/or any officer or employee of any Subsidiary of the Corporation and, solely for purposes of the grant of Options, any non-employee director of the Corporation and/or any non-employee director of any Subsidiary of the Corporation; and

(ii)                                  a Consultant;

(q)                                 “Event of Termination” means an event whereby a Participant ceases to be an Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

(r)                                    “Fair Market Value” of a Common Share on a day means the weighted average trading price of the Common Shares on any exchange in Canada where the Common Shares are listed (including the TSX) for the last five trading days prior to such day or, on a day during any period when the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day as determined by the Administrators in their sole discretion with reference to such factors or such information as the Administrators in their discretion deem appropriate;

(s)                                   “Grant Date” means the date on which a grant of Options is made to a Participant in accordance with section 5.1;

(t)                                    “insider” has the meaning attributed to that term in the TSX Company Manual;

(u)                                 “Insider Participant” means a Participant who is (i) an insider of the Corporation or any of its Subsidiaries, and (ii) an associate of any person who is an insider by virtue of (i);

(v)                                 “Offer” means a bona fide arm’s length offer made to all holders of voting shares in the capital of the Corporation to purchase, directly or indirectly, voting shares in the capital of the Corporation;

(w)                               “Option” means an option granted to an Eligible Person under the Plan to purchase Common Shares;

(x)                                 “Option Agreement” has the meaning ascribed to that term in section 3.2;

(y)                                 “Participant” means an Eligible Person selected by the Administrators to participate in the Plan in accordance with section 3.1 hereof;

(z)                                  “Plan” means this amended and restated share compensation plan, as amended, replaced or restated from time to time;

(aa)                          “Redemption Date” has the meaning ascribed to that term in section 4.4(a);

(bb)                          “Redemption Notice” means a notice in the form attached as Exhibit B to this Plan that may be delivered by a Participant to the Corporation as specified in section 4.4 hereof, pursuant to which the Participant may, subject to the terms of the applicable RSU Agreement, request a redemption of all or a portion of the Participant’s vested RSUs during a Restriction Period;

(cc)                            “Reserved for Issuance” refers to Common Shares that may be issued in the future upon the vesting of RSUs which have been awarded and upon the exercise of Options which have been granted;

(dd)                          “Restriction Period” means the period determined by the Board pursuant to section 4.3(a)(iii) hereof;

(ee)                            “RSU” means a right granted in accordance with section 4.1 hereof to receive a Common Share that becomes vested in accordance with section 4.3;

(ff)                              “RSU Agreement” has the meaning ascribed to that term in section 3.2;

(gg)                            “RSU Cash Equivalent” has the meaning ascribed to that term in section 4.4(b);

(hh)                          “Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to directors, officers and employees of the Corporation and any of its Subsidiaries or to consultants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(ii)                                  “Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario) and “Subsidiaries” shall have a corresponding meaning;

(jj)                                “TSX” means the Toronto Stock Exchange;

(kk)                          “U.S. Participant” means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code and any other Participant who is subject to tax under the Code with respect to compensatory awards granted pursuant to the Plan; and

(ll)                                  “Withholding Obligations” has the meaning ascribed to that term in section 4.7.

1.2                               Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3                               Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4                               References to this Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5                               Currency: All references in this Plan or in any agreement entered into under this Plan to “dollars”, “$” or lawful currency shall be references to Canadian dollars, unless the context otherwise requires.

2.                                      PURPOSE AND ADMINISTRATION OF THE PLAN

2.1                               Purpose: The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Corporation and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

2.2                               Common Shares Subject to the Plan:

(a)                                 The total number of Common Shares reserved and available for grant and issuance pursuant to this Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time (together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Corporation or its Subsidiaries);

(b)                                 The number of Common Shares issuable under the Plan to any one Eligible Person (together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Corporation or its Subsidiaries) shall not exceed 5% of the issued and outstanding Common Shares from time to time;

(c)                                  The number of Common Shares issuable to insiders under the Plan (together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Corporation or its Subsidiaries) shall not, at any time, exceed 10% of the issued and outstanding Common Shares;

(d)                                 The number of Common Shares issued to insiders under the Plan within a one-year period (together with those Common Shares that are issued pursuant to any other security based compensation arrangements of the Corporation or its Subsidiaries) shall not, at any time, exceed 10% of the issued and outstanding Common Shares; and

(e)                                  The number of Common Shares reserved for issuance to Participants who are non-employee directors pursuant to Options shall be limited to the lesser of: (i) 1% of the Common Shares then issued and outstanding; and (ii) $1,000,000 in total value of grants of Options that each director receives over the life of the Plan from the Effective Date or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

2.3                               Administration of the Plan: The Plan shall be administered by the Administrators, through the recommendation of the Compensation Committee of the Board. Subject to any limitations of the Plan, the Administrators shall have the power and authority to:

(a)                                 adopt rules and regulations for implementing the Plan;

(b)                                 determine the eligibility of persons to participate in the Plan, when RSUs and Options to Eligible Persons shall be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and the vesting period for each grant of Options;

(c)                                  interpret and construe the provisions of the Plan and any agreement or instrument under the Plan;

(d)                                 subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional; and

(e)                                  make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3.                                      ELIGIBILITY AND PARTICIPATION IN PLAN

3.1                               The Plan and Participation: The Plan is hereby established for Eligible Persons. RSUs may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof; provided, however, that RSUs shall not be awarded to non-employee directors of the Corporation in any circumstance.

3.2                               Agreements: All RSUs awarded hereunder shall be evidenced by an RSU Agreement (“RSU Agreement”) between the Corporation and the Participant, substantially in the form set out in Exhibit A or in such other form as the Administrators may approve from time to time. All Options granted hereunder shall be evidenced by an option agreement (“Option Agreement”) between the Corporation and the Participant, substantially in the form as set out in C or in such other form as the Administrators may approve from time to time.

4.                                      AWARD OF RESTRICTED SHARE UNITS

4.1                               Award of RSU: Subject to section 2.2, the total number of RSUs that may be awarded pursuant to this section shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

The Administrators may, at any time and from time to time, award RSUs to Eligible Persons. In awarding any RSUs, the Administrators shall determine:

(a)                                 to whom RSUs pursuant to the Plan will be awarded;

(b)                                 the number of RSUs to be awarded and credited to each Participant’s Account;

(c)                                  the Award Date;

(d)                                 the Restriction Period; and

(e)                                  subject to section 4.3 hereof, the applicable vesting criteria.

Upon the award of RSUs, the number of RSUs awarded to a Participant shall be credited to the Participant’s Account effective as of the Award Date.

4.2                               RSU Agreement: Upon the award of each RSU to a Participant, a RSU Agreement shall be delivered by the Administrators to the Participant.

4.3                               Vesting and Restriction Period:

(a)                                 Subject to subsection (b) below, at the time of the award of RSUs, the Administrators shall determine in their sole discretion, which shall be evidenced in the applicable RSU Agreement:

(i)                                     the vesting criteria applicable to such RSUs;

(ii)                                  criteria such as performance vesting, in which the number of Common Shares to be delivered to a Participant for each RSU that vests may fluctuate based upon the Corporation’s performance and/or the market price of the Common Shares, in such manner as determined by the Administrators in their sole discretion; and

(iii)                               the period during which a vested RSU may be redeemed by the Participant, and may determine the maximum period, during which any vested RSU may remain outstanding prior to settlement (the “Restriction Period”). For U.S. Participants, the Restriction Period commences on the date on which the RSUs become vested and ends on December 31st of the calendar year in which the RSU has vested, and for this purpose the date on which the RSUs become vested is the date on which such RSUs are not, or are no longer, subject to a substantial risk of forfeiture, (as that term is defined under applicable U.S. tax laws).

(b)                                 all vesting and issuances or payments, as applicable, in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the Award Date for such RSU.

(c)                                  Subject to the vesting and other conditions and provisions in this Plan and in the RSU Agreement, each RSU awarded to a Participant shall entitle the Participant to receive on settlement one Share. For greater certainty, the Corporation is obligated to deliver one Common Share on the settlement of each RSU and shall have no independent discretion to settle an RSU in cash or other property other than Common Shares (subject only to an election by a Participant, with the consent of the Administrators, in accordance with Section 4.4(b), below).

4.4                               Settlement of RSUs:

(a)                                 Subject to the terms of the applicable RSU Agreement and this Plan, vested RSUs may be redeemed by a Participant, in whole or in part, at any time on or prior to the end of the Restriction Period, upon delivery of a Redemption Notice to the Corporation in the form attached hereto as Exhibit B. The Redemption Notice shall specify the date upon which such vested RSUs shall be redeemed, which date shall be no later than the end of the Restriction Period (the “Redemption Date”), and subject to earlier redemption in accordance with section 4.3(b). With respect to each RSU of a U.S. Participant, subject to the limitation in Section 4.3(a)(iii), such Redemption Date shall not, in any case, exceed 60 days following the applicable vesting date.

(b)                                 Notwithstanding Section 4.4(a), the Participant will have, at its sole discretion, but subject to the consent of the Administrators, the ability to elect in its Redemption Notice to redeem such portion (and only such portion) of its vested RSUs on the Redemption Date for a cash amount equal to the Withholding Obligations associated with the aggregate number of RSUs to be redeemed at a value calculated by such vested RSUs to be redeemed for cash multiplied by the Fair Market Value  (the “RSU Cash Equivalent”), in lieu of receiving Common Shares for such RSUs. For greater certainty, the Corporation will have no discretion to satisfy the redemption of any RSUs for the RSU Cash Equivalent in the absence of a unilateral election by the Participant in its Redemption Notice.

(c)                                  Upon receipt by the Corporation of a Redemption Notice (and for U.S. Participants, no later than December 31st of the calendar year in which the RSU has vested), the Corporation shall redeem the RSUs on the Redemption Date and shall satisfy the redemption, as soon as reasonably practicable, by issuing from treasury one fully-paid and non-assessable Common Share for each full RSU to be redeemed (subject to the satisfaction of any applicable Withholding Obligation under section 4.7). and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares issuable pursuant to RSUs until that person or entity becomes the holder of record of those Common Shares. For greater certainty, the Corporation shall not issue any Common Shares to a Participant in satisfaction of the redemption of an RSU prior to the Corporation being satisfied in its sole discretion that all applicable taxes under section 4.7 will be timely withheld or received and remitted to the appropriate taxation authorities in respect of any particular Participant and any particular RSU.

(d)                                 Where a Participant has elected in a Redemption Notice to settle a portion of its RSUs for the RSU Cash Equivalent, the Participant shall be deemed to have instructed the Corporation to withhold and remit such RSU Cash Equivalent to the applicable taxation authorities on account of any Withholding Obligations of the Corporation pursuant to Section 4.7 and the Corporation shall deliver any excess cash after making the necessary remittances as soon as reasonable practicable.

4.5                               Determination of Amounts:

(a)                                 For purposes of determining any RSU Cash Equivalent, such calculation will be made on the Redemption Date based on the Fair Market Value on such date multiplied by the number of vested RSUs in the Participant’s Account that the Participant has elected in a Redemption Notice to be settled in cash.

(b)                                 For the purposes of determining the number of Common Shares to be issued or delivered to a Participant upon settlement of RSUs pursuant to section 4.4, such calculation will be made on the Redemption Date based on the whole number of Common Shares equal to the whole number of vested RSUs then recorded in the Participant’s Account less any RSUs that a Participant has elected in a Redemption Notice to be settled in the RSU Cash Equivalent.

4.6                               Blackout Periods: Should the date of vesting (or the final Redemption Date) of an RSU fall within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such date of vesting shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the date of vesting for such RSU for all purposes under the Plan. Notwithstanding section 6.4(a) hereof, the ten Business Day period referred to in this section 4.6 may not be extended by the Board. For U.S. Participants, this section 4.6 shall not operate to issue shares later than December 31st of the calendar year in which the shares would have been issued absent this section 4.6.

4.7                               Taxes and Source Deductions: The Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any RSUs or any issuance of Common Shares (“Withholding Obligations”). Without limiting the generality of the foregoing, the Corporation may, at its discretion (and, with respect to (iii) below, if elected by the Participant pursuant to section 4.4(b)): (i) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any RSUs or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Corporation or its affiliate, as the case may be, equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iii) settle a portion of vested RSUs of a Participant in cash equal to the amount the Corporation is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant, or (iv) sell in the open market such portion of the Common Shares issued in settlement of the vested RSUs, for and on behalf of the Participant, as will give rise to proceeds in an amount sufficient to permit the Corporation to satisfy the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any RSUs may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

4.8                               Rights Upon an Event of Termination:

(a)                                 If an Event of Termination has occurred in respect of any Participant, any and all Common Shares corresponding to any vested RSUs in the Participant’s Account (including any relating to a Restriction Period in progress) shall be issued as soon as practicable after the Event of Termination to the former Participant in accordance with section 4.4 hereof.

(b)                                 If an Event of Termination has occurred in respect of any Participant, any unvested RSUs in the Participant’s Account shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant and cancelled. With respect to any RSU of a U.S. Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and Common Shares delivered following the date of vesting of such RSU, provided that such settlement and delivery of Common Shares will in all cases occur no later than December 31st of the calendar year in which such RSUs were deemed to be vested hereunder.

(c)                                  Notwithstanding the foregoing subsection 4.8(b), if a Participant retires in accordance with the Corporation’s retirement policy, at such time, any unvested performance-based RSUs in the Participant’s Account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, are met on the applicable date.

(d)                                 For greater certainty, if a Participant’s employment is terminated for just cause, each unvested RSU in the Participant’s Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(e)                                  For the purposes of this Plan and all matters relating to the RSUs, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

4.9                               RSU Accounts: A separate notional account for RSUs shall be maintained for each Participant (an “Account”). Each Account will be credited with RSUs awarded to the Participant from time to time pursuant to section 4.1 hereof by way of a bookkeeping entry in the books of the Corporation. On the vesting of the RSUs pursuant to section 4.3 hereof and the corresponding issuance of Common Shares to the Participant pursuant to section 4.4 hereof, or on the forfeiture and cancellation of the RSUs pursuant to section 4.8 hereof, the applicable RSUs credited to the Participant’s Account will be cancelled.

4.10                        Record Keeping: The Corporation shall maintain records in which shall be recorded:

(a)                                 the name and address of each Participant;

(b)                                 the number of RSUs credited to each Participant’s Account;

(c)                                  any and all adjustments made to RSUs recorded in each Participant’s Account; and

(d)                                 any other information which the Corporation considers appropriate to record in such records.

5.                                      GRANT OF OPTIONS

5.1                               Grant of Options: Subject to section 2.2, the total number of Common Shares reserved and available for grant pursuant to this section on exercise of Options shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time.

The Administrators may at any time and from time to time grant Options to Eligible Persons. In granting any Options, the Administrators shall determine:

(a)                                 to whom Options pursuant to the Plan will be granted;

(b)                                 the number of Options to be granted, the Grant Date and the exercise price of each Option;

(c)                                  the expiration date of each Option; and

(d)                                 subject to section 5.3 hereof, the applicable vesting criteria,

provided, however that the exercise price for a Common Share pursuant to any Option shall not be less than the Fair Market Value of a Common Share on the Grant Date in respect of that Option, and with respect to Options granted to U.S. Participants, the exercise price shall not be less than the greater of (i) Fair Market Value of a Common Share on the Grant Date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the Grant Date. No options granted to U.S. Participants are intended to be “incentive stock options” within the meaning of the Code.

5.2                               Option Agreement: Upon each grant of Options to a Participant, an Option Agreement shall be delivered by the Administrators to the Participant.

5.3                               Vesting:

(a)                                 Subject to subsection 5.3(b) below, at the time of the grant of any Options, the Administrators shall determine in their sole discretion the vesting criteria applicable to such Options.

(b)                                 Unless otherwise determined by the Administrators, Options shall vest and become exercisable in respect of 33-1/3% of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the Grant Date of such Options.

5.4                               Term of Option/Blackout Periods: The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the date on which it is granted. Should the term of an Option expire on a date that falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding section 6.4(a) hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board.

5.5                               Exercise of Option:

Options that have vested in accordance with the provisions of this Plan and the applicable Option Agreement may be exercised at any time, or from time to time, during their term as to any number of whole Common Shares that are then available for purchase thereunder; provided that no partial exercise may be for less than 100 whole Common Shares. Options may be exercised by delivery of a written notice of exercise to the Administrators, substantially in the form attached to this Plan as  Exhibit D, with respect to the Options, or by any other form or method of exercise acceptable to the Administrators.

5.6                               Payment and Issuance:

(a)                                 Upon actual receipt by the Corporation or its agent of the materials required by subsection 5.5 and receipt by the Corporation of a cheque or other form of acceptable payment for the aggregate exercise price, which may include compliance with any protocol for cashless exercise of Options as is approved by the Administrators from time to time, the number of Common Shares in respect of which the Options are exercised will be issued as fully paid and non-assessable shares and the Participant exercising the Options shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares which are subject to Options until that person or entity becomes the holder of record of those Common Shares. No Common Shares will be issued by the Corporation prior to the receipt of payment by the Corporation for the aggregate exercise price for the Options being exercised.

(b)                                 Without limiting the foregoing, and unless otherwise determined by the Administrators or not compliant with any applicable laws, (i) cashless exercise of Options shall only be available to a Participant who was granted and is exercising such Options outside the United States in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada, the Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options, and (ii) if an eligible Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators, a sufficient number of the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Corporation and the Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Corporation shall not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

5.7                               Taxes and Source Deductions: The Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit pursuant to the Withholding Obligations in connection with this Plan, any Options or any issuance of Common Shares. Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit, pursuant to the Withholding Obligations, from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; or (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

5.8                               Rights Upon an Event of Termination:

(a)                                 If an Event of Termination has occurred in respect of a Participant, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be cancelled, terminated and not available for exercise without further consideration or payment to the Participant.

(b)                                 Except as otherwise stated herein or otherwise determined by the Administrators in their discretion, upon the occurrence of an Event of Termination in respect of a Participant, any vested Options granted to the Participant that are available for exercise may be exercised only before the earlier of:

(i)                                     the expiry of the Option; and

(ii)                                  six months after the date of the Event of Termination.

(c)                                  Notwithstanding the foregoing subsections 5.8(a) and (b), if a Participant’s employment is terminated for just cause, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

(d)                                 For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

5.9                               Record Keeping: The Corporation shall maintain an Option register in which shall be recorded:

(a)                                 the name and address of each holder of Options;

(b)                                 the number of Common Shares subject to Options granted to each holder of Options;

(c)                                  the term of the Option and exercise price, including adjustments for each Option granted; and

(d)                                 any other information which the Corporation considers appropriate to record in such register.

6.                                      GENERAL

6.1                               Effective Date of Plan: The Plan shall be effective as of the Effective Date.

6.2                               Change of Control: If there is a Change of Control transaction then, notwithstanding any other provision of this Plan except subsection 4.3(b) and the last sentence of subsection 4.3(a)(iii), the Administrators may, in their sole discretion, determine that any or all unvested RSUs and any or all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time and in such manner as may be determined by the Administrators in their sole discretion such that Participants under the Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Corporation or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion. Notwithstanding the foregoing, with respect to Options of U.S. Participants, any exchange, substitution or amendment of such Options will occur only to the extent and in a manner that is permitted under Section 409A of the Code, and with respect to RSUs of U.S. Participants, any surrender or other modification of RSUs will occur only consistent with the requirements of Section 409A of the Code, to the extent applicable.

6.3                               Reorganization Adjustments:

(a)                                 In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of Corporation assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators, in the Administrators’ sole discretion, may, subject to any relevant resolutions of the Board, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, in such manner as the Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of Options and RSUs outstanding under this Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under this Plan, provided that the value of any Option or RSU immediately after such an adjustment, as determined by the Administrators, shall not exceed the value of such Option or RSU prior thereto, as determined by the Administrators.

(b)                                 Notwithstanding the foregoing, with respect to Options and RSUs of U.S. Participants, such changes or adjustments will be in accordance with the requirements of Section 409A of the Code to the extent applicable and will comply with the requirements in subsection 4.3(b).

(c)                                  The Corporation shall give notice to each Participant in the manner determined, specified or approved by the Administrators of any change or adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.

(d)                                 The Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to section 6.2 or section 6.3(a). The Administrators, in making any determination with respect to changes or adjustments pursuant to section 6.2 or section 6.3(a) shall be entitled to impose such conditions as the Administrators consider or determine necessary in the circumstances, including conditions with respect to satisfaction or payment of all applicable taxes (including, but not limited to, withholding taxes).

6.4                               Amendment or Termination of Plan:

(a)                                 Subject to section 6.4(b), the Board may amend this Plan or any RSU or any Option at any time without receiving the consent of Participants or approval of the shareholders of the Corporation provided that any such amendment will:

(i)                                     not adversely alter or impair any RSU previously awarded or any Option previously granted (including without limitation any amendments that would result in any adverse tax consequences to the Participant) except as permitted by the provisions of section 6.3 hereof;

(ii)                                  be subject to any regulatory approvals including, where required, the approval of the TSX; and

(iii)                               be subject to shareholder approval, where required by the requirements of the TSX, provided that for greater certainty, shareholder approval will not be required for the following amendments:

(A)                               amendments of a “housekeeping nature”, including any amendment to the Plan or an RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(B)                               amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(C)                               a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(D)                               a change to the termination provisions of any Option or RSUs (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 5.4);

(E)                                the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(F)                                 the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the RSUs, make lump sum cash payments to Participants;

(G)                               the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(H)                              change the application of section 6.3 hereof (Reorganization Adjustments) and section 6.2 (Change of Control).

(b)                                 Notwithstanding the foregoing, shareholder approval will be required in circumstances where an amendment to the Plan would:

(i)                                     change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(ii)                                  increase the limits in section 2.2;

(iii)                               permit the award of RSUs to non-employee directors of the Corporation or change in the limitations on grants of Options to non-employee directors;

(iv)                              permit RSUs or Options to be transferable or assignable other than for normal estate settlement purposes;

(v)                                 reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(vi)                              extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.4 hereof);

(vii)                           extend the term of any Restriction Period of any RSU beyond the original Restriction Period or beyond the period set out in section 4.3(b); or

(viii)                        amend this section 6.4.

6.5                               Clawback Provision: Notwithstanding any other provision of this Plan, any RSU or Option issued, granted, or awarded to any Participant, and any Common Shares issued thereunder, and any amount received by any Participant with respect to any such RSU, Option, or Common Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the Corporation’s Clawback Policy. The Corporation will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Corporation, and such Participant will be required to forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy.

6.6                               Termination: The Administrators may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further RSUs shall be awarded and no further Options shall be granted, but the Restricted Shares Units then outstanding and credited to Participants’ Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan.

6.7                               Transferability: A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant’s RSUs or Options or any rights the Participant has under the Plan.

6.8                               Rights as a Shareholder: Under no circumstances shall the RSUs or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments).

6.9                               No Effect on Employment, Rights or Benefits:

(a)                                 The terms of employment shall not be affected by participation in the Plan.

(b)                                 Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Corporation, the Board or the shareholders of the Corporation to remove any Participant from the Board or of the Corporation or any Subsidiary to terminate any Participant’s employment or agreement with a Consultant at any time for any reason whatsoever.

(c)                                  Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Corporation or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

6.10                        Market Value of Common Shares: The Corporation makes no representation or warranty as to the future market value of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Corporation or a corporation related thereto.

6.11                        Compliance with Applicable Law:

(a)                                 If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Notwithstanding the foregoing, the Corporation shall have no obligation to register any securities provided for in this Plan under the 1933 Act.

(b)                                 The award of RSUs, the grant of Options and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the TSX. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of an RSU, the grant of an Option or the issue of a Common Share upon the vesting of an RSU or exercise of an Option, as applicable, that RSU may not vest in whole or in part and that Option may not be exercised in whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators. In addition, unless the RSUs, the Options and the Common Shares issuable pursuant to the RSUs and Options, as applicable, have been registered under the 1933 Act, all rights of a Participant under this Plan shall be subject to and conditioned upon the availability of exemptions or exclusions from the registration requirements of the 1933 Act, as determined by the Corporation in its sole discretion.

6.12                        Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.13                        Subject to Approval: The Plan is adopted subject to the approval of the TSX and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

6.14                        Special Terms and Conditions Applicable to U.S. Participants: Options issued to U.S. Participants are intended to be exempt from Section 409A of the Code pursuant to Treas. Reg. Section 1.409A-1(b)(5)(i)(A) and the Plan and such Options will be construed and administered accordingly. RSUs awarded to U.S. Participants are intended to be exempt or to comply with Section 409A of the Code, to the extent it is applicable, and the Plan and RSU Agreements will be construed and administered accordingly. Although the Corporation intends Options and RSUs granted to U.S. Participants either to be exempt from Section 409A or to comply with it, the Corporation makes no representation or guaranty as to the tax treatment of such Options and RSUs. Each U.S. Participant (and any beneficiary or the estate of the Participant, as applicable) is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with this Plan. Neither the Corporation nor any affiliate, nor any employee or director of the Corporation or an affiliate, shall have any obligation to indemnify or otherwise hold such U.S. Participant, beneficiary or estate harmless from any or all such taxes or penalties.

ADOPTED the 8th day of June, 2020.

EXHIBIT A

THE RSUS AND THE UNDERLYING COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT ARE AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

RSU AGREEMENT

Notice is hereby given that, effective this          day of                 ,            (the “RSU Grant Date”) Largo Resources Ltd. (the “Corporation”) has granted to                                             (the “Participant”),                RSUs pursuant to the Corporation’s Amended and Restated Share Compensation Plan dated effective June 8, 2020 (the “Plan”), a copy of which has been provided to the Participant.

RSUs are subject to the following terms:

(a)                                 Pursuant to the Plan and as compensation to the Participant, the Corporation hereby grants to the Participant, as of the RSU Grant Date, the number of RSUs set forth above.

(b)                                 The granting and vesting of the RSUs and the payment by the Corporation of any payout in respect of any Vested RSUs (as defined below) are subject to the terms and conditions of the Plan, this RSU Agreement, and the Receipt of Redemption Notice by the Corporation, all of which are incorporated into and form an integral part of this RSU Agreement.

(c)                                  [NTD: Vesting schedule is subject to change at the sole discretion of the Administrators] Provided the Participant does not experience an Event of Termination prior to the dates specified below, the RSUs shall become vested RSUs (the “Vested RSUs”) in accordance with the following schedule:

(i)                                     • on the 6 month anniversary of the RSU Grant Date;

(ii)                                  • on the 12 month anniversary of the RSU Grant Date;

(iii)                               • on the 18 month anniversary of the RSU Grant Date; and

(iv)                              • on the 24 month anniversary of the RSU Grant Date (each a “Vesting Date”).

(d)                                 Subject to subsection 4.3(a)(iii) as it applies to U.S. Participants, the Restriction Period, being the period during which a Redemption Notice may be delivered to the Corporation in respect of the RSU’s evidenced by this RSU Agreement, is [•].

(e)                                  As soon as reasonably practicable following the receipt by the Corporation of the Redemption Notice (but for U.S. Participants, no later than 60 days following the date on which the RSUs become vested as such term is defined in Section 4.3(a)(iii) ), or, if the Participant is not a U.S. Participant (as defined in the Plan), the Participant shall be entitled to receive, and the Corporation shall issue (or provide a payout) with respect to those Vested RSUs in the Participant’s Account to which the Vesting Date relates in the form of one (1) Common Share issued from treasury for each Vested RSU, subject to any applicable Withholding Obligations.

(f)                                   The Participant acknowledges that:

(i)                                     he or she has received and reviewed a copy of the Plan; and

(ii)                                  the RSUs have been granted to the Participant under the Plan and are subject to all of the terms and conditions of the Plan to the same effect as if all of such terms and conditions were set forth in this RSU Agreement, including with respect to termination and forfeiture as set out in section 4.8 of the Plan.

Notwithstanding anything to the contrary in this RSU Agreement:

(a)                                 Subject to extension as provided under section 4.6 of the Plan, all vesting and issuances or payments, as applicable, in respect of an RSU evidenced hereby shall be completed no later than December 15 of the third calendar year commencing after the RSU Grant Date;

(b)                                 any RSU granted, or awarded to the Participant, and any Common Shares issued thereunder, and any amount received by the Participant with respect to any such RSU, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Corporation as it may be amended, replaced, or restated from time to time (the “Clawback Policy”). The Corporation will have a right to cancel, rescind, or otherwise recover from the Participant for the benefit of the Corporation, and the Participant will forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Corporation’s application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Corporation that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Corporation may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this RSU Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

The grant of the RSUs evidenced hereby is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these RSUs and the vesting of the RSUs. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

The Participant represents and warrants to the Corporation that under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive RSUs. The Corporation may condition awards and elections under the Plan upon receiving from the undersigned such representations and warranties and such evidence of registration or exemption under the 1933 Act as is satisfactory to the Corporation, acting in its sole discretion.

In the event of any inconsistency between the terms of this RSU Agreement and the Plan, the terms of the Plan shall prevail unless otherwise determined in the Plan.

LARGO RESOURCES LTD.

Authorized Signatory	Signature of Participant

Name of Participant

EXHIBIT B

REDEMPTION NOTICE

TO: Largo Resources Ltd. (the “Corporation”)

Pursuant to the Corporation’s Amended and Restated Share Compensation Plan dated effective June 8, 2020 (the “Plan”) and the Participants RSU Agreement, the undersigned hereby elects to redeem:

[check one]

☐            (a)                                                 of the undersigned’s vested RSUs; or

[insert number]

☐            (b)                                 ALL  of the undersigned’s vested RSUs,

on                                         .

[insert date of redemption]

The undersigned hereby elects to redeem:

% of the vested RSUs by receiving the RSU Cash Equivalent, subject to the consent of the Administrators. The undersigned further confirms that, pursuant to section 4.4(d) of the Plan, the Participant instructs the Corporation to withhold and remit such RSU Cash Equivalent to the applicable taxation authorities on account of any Withholding Obligations of the Corporation.

All capitalized terms not defined in this Redemption Notice have the meaning set out in the Plan. No Common Shares shall at any time be issued or other compensation paid in respect of any RSUs which have been forfeited or terminated under the Plan or on account of damages relating to any RSUs which have been forfeited or terminated under the Plan.

The undersigned understands and agrees that the granting and redemption of these RSUs are subject to the terms and conditions of the Plan which is incorporated into and forms a part of this Redemption Notice.

DATED this       day of                 , 20   .

Signature of Participant

Name of Participant

EXHIBIT C

THE OPTIONS AND THE OPTIONED SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT ARE AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

OPTION AGREEMENT

Notice is hereby given that, effective this          day of                 ,            (the “Effective Date”) Largo Resources Ltd. (the “Corporation”) has granted to                                             (the “Participant”), Options to acquire                Common Shares (the “Optioned Shares”) up to 4:30 p.m. Pacific Time on the            day of                     ,            (the “Option Expiry Date”) at an exercise price of Cdn$             per Optioned Share pursuant to the Corporation’s Amended and Restated Share Compensation Plan dated effective June 8, 2020 (the “Plan”), a copy of which is attached hereto.

Optioned Shares may be acquired as follows:

(a)                                 [insert vesting provisions]; and

(b)                                 [insert hold period when required]. [NTD: Partially populate these sections consistent with the Plan and the anticipated online option exercise system]

The grant of the Options evidenced hereby and the Option Expiry Date thereof, is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options and the disposition of Optioned Shares. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

Notwithstanding anything to the contrary in this Option Agreement, any Option granted to the Participant, and any Optioned Shares issued thereunder, and any amount received by the Participant with respect to any such Option or Optioned Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Corporation as it may be amended, replaced, or restated from time to time (the “Clawback Policy”). The Corporation will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Corporation, and such Participant will be required to forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Corporation’s application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Corporation that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Corporation may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Option Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

The Participant represents and warrants that under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Options. The Participant understands that the Options may not be exercised in the United States or by or on behalf of a U.S. person unless the Options and the Option Shares have been registered under the 1933 Act or are exempt from registration thereunder. The Corporation may condition the exercise of the Options upon receiving from the Participant such representations and warranties and such evidence of registration or exemption under the 1933 Act as is satisfactory to the Corporation, acting in its sole discretion.

In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of the Plan shall prevail.

LARGO RESOURCES LTD.

Authorized Signatory	Signature of Participant

Name of Participant

EXHIBIT D

NOTICE OF OPTION EXERCISE

TO: Largo Resources Ltd..(the “Corporation”)

FROM:

DATE:

The undersigned hereby irrevocably gives notice, pursuant to the Corporation’s Amended and Restated Share Compensation Plan dated effective June 8, 2020 (the “Plan”), of the exercise of the Options to acquire and hereby subscribes for:

[check one]

☐                                    (a)                                 all of the Optioned Shares (as defined in the Option Agreement); or

☐                                    (b)                                                 of the Optioned Shares,

which are the subject of the Option Agreement attached hereto.

Calculation of total exercise price:

(i)	number of Optioned Shares to be acquired on exercise	Optioned Shares

(ii)	multiplied by the Exercise Price per Optioned Share:	$

TOTAL EXERCISE PRICE, enclosed herewith (unless this is a cashless exercise):		$

Unless this exercise form is accompanied by a written opinion of U.S. legal counsel or other evidence (each of which must be satisfactory to the Corporation, in its sole discretion) to the effect that the exercise of the Options and the issuance of the Optioned Shares upon such exercise is registered under or exempt from the registration requirements of the United States Securities Act of 1933, as amended (the “1933 Act”), I hereby represent and warrant to the Corporation that I am not in the United States or a U.S. person, and I am not acquiring the Optioned Shares for the account or benefit of a U.S. person or a person in the United States. The terms “United States” and “U.S. person” are as defined in Regulation S under the 1933 Act.

I hereby:

☐                                    (a)                                 unless this is a cashless exercise, enclose a cheque payable to “Largo Resources Ltd.” for the aggregate Exercise Price plus the amount of the estimated Withholding Obligations and agree that I will reimburse the Corporation for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

☐                                    (b)                                 advise the Corporation that I am exercising the above Options on a cashless exercise basis, in compliance with the procedures established from time to time by the Administrators for cashless exercises of Options under the Plan. I will consult with the Corporation to determine what additional documentation, if any, is required in connection with my cashless exercise of the above Options. I agree to comply with the procedures established by the Corporation for cashless exercises and all terms and conditions of the Plan. Please prepare the Optioned Shares certificates, if any, issuable in connection with this exercise in the following name(s):

Signature of Participant

Name of Participant

Letter and consideration/direction received on                 , 20      .

LARGO RESOURCES LTD.

By:
[Name]
[Title]

Corporate Office

55 University Avenue, Suite 1105

Toronto, ON Canada M5J 2H7

T: +1 416 861 9797

Investor Relations

Alex Guthrie

Manager, Investor Relations and Communications

T: +1 416 861 979797

E: info@largoresources.com

Transfer Agent
TMX Trust

100 Adelaide Street West

Suite 301

Toronto, ON M5H 4H1

T: +1 866 600 5869   +1 416 342 1091

E: TMXEInvestorServices@tmx.com

W: www.tsxtrust.com

Auditors

PricewaterhouseCoopers LLP

Legal Counsel

Gowling WLG (Canada) LLP

TSX LGO

OTCQX LGORF

www.largoresources.com
www.largoVPURE.com